                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                          Westmoreland Coal Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                   Common Stock, $2.50 per share par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  960878-10-6
                            ----------------------
                                 (CUSIP Number)

                              Beverly Cole McGuire
                         c/o Penn Virginia Corporation
                          One Radnor Corporate Center
                                   Suite 200
                              100 Matsonford Road
                         Radnor, PA 1908 610-687-8900
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                May 14 and 15, 1996
- --------------------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 This Amendment No. 12 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 1, 1978 (the "Initial Statement"), as amended by Amendments Nos. 1-11 filed with the Commission from time to time thereafter (the Initial Statement and Amendment Nos. 1-11 inclusive, the "Statement"), by Penn Virginia Equities Corporation, a Delaware corporation ("PVEC"), relating to the common stock, par value $2.50 per share of Westmoreland Coal Company, a Delaware corporation ("Westmoreland").

                 The undersigned hereby amends and supplements Items 4, 6 and 7 of the Statement by adding the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Statement):


Item 4.  Purpose of Transaction.

                 Item 4 is hereby amended by the addition of the following:

                 On May 14, 1996, PVEC, Penn Virginia Coal Company, a Virginia corporation ("PVCC"), and Westmoreland entered into an Agreement (the "Agreement") providing for the partial termination of the lease between PVCC and Westmoreland (the "Lease") covering certain coal properties in Virginia and Kentucky. PVEC and PVCC are wholly owned subsidiaries of Penn Virginia Corporation, a Virginia corporation. In connection with the partial termination (which was completed on May 15, 1996), PVCC paid Westmoreland $10.8 million cash and agreed to lease some of the coal properties covered by the partial termination, and some other coal properties, to coal operators who will assume certain obligations of Westmoreland with respect to the coal properties. Pursuant to the Agreement, PVEC has granted Westmoreland an option to purchase for $3 million all of PVEC's equity interest in Westmoreland Resources, Inc. ("WRI"), which represents approximately 16% of the equity of WRI.

                 The foregoing description of the transaction is qualified in its entirety by reference to the Agreement, Amended and Restated Lease, dated May 15, 1996, between PVCC and Westmoreland, and the Stock Option Agreement, dated May 15, 1996, between PVEC and Westmoreland, which are filed as Exhibits N, O and P hereto, respectively, and are incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 See Item 4 above.


Item 7.  Materials to Be Filed As Exhibits.

         Exhibit N                Agreement, dated May 14, 1996, among  Penn Virginia Equities Corporation, Penn Virginia Coal
                                  Company and Westmoreland Coal Company (without schedules or exhibits).

         Exhibit O                Amended and Restated Lease, dated May 15, 1996, between Penn Virginia Coal Company and
                                  Westmoreland Coal Company (without schedules or exhibits).

         Exhibit P                Stock Option Agreement, dated May 15, 1996, between Penn Virginia Equities Corporation and Westmoreland Coal Company.




                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PENN VIRGINIA EQUITIES CORPORATION


                                        By:   /s/ Beverly Cole McGuire
                                              Beverly Cole McGuire, Secretary

Dated: May 21, 1996

                                 EXHIBIT INDEX


EXHIBIT                                                                                                                     PAGE
- -------                                                                                                                     ----
N                Agreement, dated May 14, 1996, among Penn Virginia Equities Corporation , Penn Virginia Coal Company
                 and Westmoreland Coal Company (without schedules or exhibits)                                                 4

O                Amended and Restated Lease, dated May 15, 1996, between Penn Virginia Coal Company and
                 Westmoreland Coal Company (without schedules or exhibits)                                                    28

P                Stock Option Agreement, dated May 15, 1996, between Penn Virginia Equities Corporation
                 and Westmoreland Coal Company                                                                                59

                                   EXHIBIT N

                                   AGREEMENT

                                     AMONG

                           PENN VIRGINIA COAL COMPANY

                       PENN VIRGINIA EQUITIES CORPORATION

                                      AND

                           WESTMORELAND COAL COMPANY

                               TABLE OF CONTENTS


                                                                                                                           Page
                                                                                                                           ----
AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

BACKGROUND  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

TERMS AND CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         1.      The Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.      Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         3.      Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         4.      Conditions Precedent to Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         5.      Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         6.      Operations Pending Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         7.      Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         8.      Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         9.      Litigation Assistance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         10.     Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         11.     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         12.     Post-Closing Adjustments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         13.     Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

                               LIST OF SCHEDULES

Schedule A:      Lease Amendments
Schedule 2.1(d): Agreements and Consents
Schedule 2.1(f): Litigation
Schedule 2.1(g): Environmental Matters
Schedule 2.2(g): Certain Agreements Affecting WRI Stock


                                LIST OF EXHIBITS

Exhibit A:       Form of RFM Transfer and Assumption of Agreement
Exhibit B:       Form of Termination Agreement
Exhibit C:       RFM Leased Premises
Exhibit D:       Form of SMP Transfer and Assumption of Agreement
Exhibit E:       SMP Leased Premises
Exhibit F:       Premises Map
Exhibit G:       Form of WCC Amended and Restated Lease
Exhibit H:       Form of Matt Termination Agreement
Exhibit I:       Form of FI Termination Agreement
Exhibit J:       Form of Stock Option Agreement
Exhibit K:       Form of Acknowledgement
Exhibit L:       Form of Release Agreement
Exhibit M:       Form of Opinion of Winthrop, Stimson, Putnam & Roberts
Exhibit N:       Form of Opinion of WCC General Counsel
Exhibit O:       Form of Form of Certificate of Corporate Officer of WCC
Exhibit P:       Form of Opinion of Dechert Price & Rhoads
Exhibit Q:       Form of Certificate of Corporate Officer of PVCC
Exhibit R:       Form of Certificate of Corporate Officer of PVEC
Exhibit S:       Definitions

                                   AGREEMENT

                 THIS AGREEMENT (the "Agreement") is dated this 14th day of May, 1996, among PENN VIRGINIA COAL COMPANY, INC., a Virginia corporation ("PVCC"), PENN VIRGINIA EQUITIES CORPORATION, a Delaware corporation ("PVEC"), and WESTMORELAND COAL COMPANY, a Delaware corporation ("WCC").

                                   BACKGROUND

         A. PVCC (as successor-in-interest to Penn Virginia Resources Corporation, a Virginia corporation) and WCC are parties to an Amendment and Restatement of Lease, effective as of July 1, 1988, which lease was amended by certain amendments set forth on Schedule A attached hereto (as so amended, the "Existing Lease"), pursuant to which WCC leased, for coal mining purposes, certain rights and interests in certain lands owned by PVCC and located in Lee and Wise Counties, Virginia, and Harlan and Letcher Counties, Kentucky, identified more particularly in the Existing Lease (collectively, the "Original Leased Premises").

         B. PVCC has alleged that WCC has defaulted under the Existing Lease, and PVCC believes that it is entitled to forfeiture of the Existing Lease based on lack of diligent mining of the coal located on the Original Leased Premises.

         C. WCC, which disputes and denies such assertion, has ceased certain of its mining operations on portions of the Original Leased Premises and has determined that there are areas of the Original Leased Premises which cannot be mined efficiently and economically and which, therefore, WCC no longer desires to mine. WCC has determined that it would be beneficial to WCC to terminate its leasehold interest in the Existing Lease, insofar as the Existing Lease relates to certain portions of the Original Leased Premises, and to transfer to third parties its leasehold interest in the Existing Lease, insofar as the Existing Lease relates to certain other portions of the Original Leased Premises, in order to improve its cash flow position and in order to be released from some of its burdensome reclamation obligations thereunder. Under the Existing Lease, WCC is required to obtain the consent of PVCC in connection with such transfers.

         D. WCC also desires to acquire an option to purchase all of PVEC's stock interest in Westmoreland Resources, Inc., a Delaware corporation (the "WRI Stock"), which stock interest is currently approximately 16% of the common stock thereof.

         E. In resolution of the claimed defaults under the Existing Lease, without any admission or determination thereof, and in consideration for the other transactions contemplated by this Agreement, and subject to the terms and conditions set forth herein, (a) PVCC desires to: (i) acknowledge the continuing effectiveness of the Existing Lease, (ii) accept the partial termination of the Existing Lease, (iii) provide its consent to WCC's partial transfers of the Existing Lease, (iv) release WCC from certain obligations under the Existing Lease, (v) pay to WCC cash consideration of $10,800,000,
(vi) grant WCC access across and additional reserves with respect to certain portions of the property of PVCC, and (vii) grant the transferees of WCC certain other rights with respect to the property of PVCC, and (b) PVEC desires to grant WCC an option to purchase the WRI Stock.

                              TERMS AND CONDITIONS

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. The Transaction. At the Closing (as defined hereunder) of this Agreement:

                 1.1.     Partial Termination of Existing Lease.

                          (a)     WCC shall cause Pine Branch Mining Inc., a
Delaware corporation and its wholly owned subsidiary ("PBMI"), to transfer to Roaring Fork Mining, Inc., a Virginia corporation ("RFM"), all of PBMI's right, title and interest in and to the PBMI Sublease (as defined hereunder), which transfer shall be evidenced by a Transfer and Assumption of Sublease Agreement in the form attached hereto as Exhibit A (the "RFM Transfer and Assumption Agreement"). WCC subleased to PBMI, a certain portion of the Original Leased Premises cross-hatched in red on Exhibit C attached hereto and identified thereon as "Area of Pine Branch Mining Incorporated 1991 Amended Sublease reassigned to Roaring Fork Mining Inc." (the "RFM Leased Premises") pursuant to a Sublease Agreement dated November 1, 1991, as amended (the "PBMI Sublease").

                          (b)     WCC and PVCC shall terminate the Existing
Lease, and WCC's leasehold interest thereunder, insofar as the Existing Lease relates to all of the Original Leased Premises (including the RFM Leased Premises), except for that portion of the Original Leased Premises cross-hatched in red on Exhibit F-1 through and including Exhibit F-7 attached hereto and identified thereon as "Area Leased to Westmoreland Coal Company pursuant to the 1996 Amended Lease" (such portion of the Original Leased Premises cross-hatched in red on Exhibit F-1 through and including Exhibit F-7, hereinafter referred to as the "WCC Leased Premises"; and such portion of the Original Leased Premises not cross-hatched in red on Exhibit F-1 through and including Exhibit F-7, excluding the RFM Leased Premises, hereinafter referred to as the "PV Terminated Leased Premises"), which termination shall be evidenced by a Termination Agreement in the form attached hereto as Exhibit B (the "Termination Agreement").

                 1.2.     Partial Transfer and Assumption of Existing Lease.

                          (a)     WCC will transfer to Stonega Mining and
Processing Company, a Virginia corporation ("SMP"), all of its right, title and interest in to the Existing Lease, insofar as the Existing Lease relates to a certain portion of the Original Leased Premises in cross-hatched in red on Exhibit E attached hereto and identified thereon as "Area of Westmoreland Coal Co. 1988 Amended Lease Reassigned to Stonega Mining and Processing Company" (the "SMP Leased Premises"), which transfer shall be evidenced by a Partial Transfer and Assumption of Lease Agreement in the form attached hereto as Exhibit D (the "SMP Transfer and Assumption Agreement").

                          (b)     PVCC will consent to the transfers set forth
in each of the Transfer and Assumption Agreements (as defined hereunder), which consents shall be evidenced by the PVCC Joinder and Consent attached to the Transfer and Assumption Agreements (the "PVCC Consent to Transfer") and WCC will consent to the RFM Transfer and Assumption Agreement, which consent shall be evidenced by the WCC Joinder and Consent attached to the RFM Transfer and Assumption Agreement (the "WCC Consent to Transfer").

                          (c)     The RFM Transfer and Assumption Agreement and
the SMP Transfer and Assumption Agreement are sometimes referred to herein together as the "Transfer and Assumption Agreements." The PV Terminated Leased Premises and the RFM Leased Premises are sometimes referred to hereinafter together as the "Terminated Leased Premises." The SMP Leased Premises and the Terminated Leased Premises are sometimes referred to hereinafter together as the "Released Premises."

                 1.3. Amendment and Restatement of the Existing Lease. WCC and PVCC will amend and restate the Existing Lease insofar as the Existing Lease relates to the WCC Leased Premises, which amendment and restatement shall be in the form of the Amendment and Restatement of Virginia Lease attached hereto as Exhibit G (the "WCC Amended and Restated Lease").

                 1.4.     Termination of Subleases.

                          (a)     WCC will terminate its sublease with Matt
Mining, Inc., dated May 31, 1988, which termination shall be evidenced by a Sublease Termination Agreement in the form attached hereto as Exhibit H (the "Matt Termination Agreement").

                          (b)     WCC will terminate its sublease with Fraley's
Inc., dated April 7, 1986, which termination shall be evidenced by a Sublease Termination Agreement in the form attached hereto as Exhibit I (the "FI Termination Agreement").

         2.      Representations and Warranties.

                 2.1. Representations and Warranties of WCC. WCC represents, warrants and covenants to PVCC and PVEC as follows:

                          (a)     Organization and Existence.  WCC is a
corporation duly organized, validly existing and in good standing under the laws of Delaware. WCC is authorized to do business and is in good standing under the laws of Virginia and Kentucky.

                          (b)     Power and Authority.  WCC has the corporate
power and authority to execute, deliver and perform this Agreement and each of the other agreements, instruments and documents to be delivered by WCC to PVCC and PVEC and all other third parties in connection with this Agreement (collectively, the "WCC Ancillary Agreements"), and to consummate the transactions contemplated by this Agreement and by the WCC Ancillary Agreements.

                          (c)     Authorization.  The execution and delivery by
WCC of this Agreement and the WCC Ancillary Agreements and the performance by WCC of its obligations hereunder and thereunder have been duly and validly authorized as required by applicable law.

                          (d)     Absence of Conflicting Agreement; Consents.
Except as set forth on Schedule 2.1(d), the execution and delivery by WCC of this Agreement and of the WCC Ancillary Agreements, including without limitation, the SMP APA (as defined hereunder) and the RFM APA (as defined hereunder), and the performance by WCC of the transactions contemplated hereby and thereby do not (x) violate, conflict with or constitute a breach of, or default under (either immediately or upon notice, lapse of time or both), (i) the Certificate of Incorporation or By-laws of WCC, (ii) any foreign, federal, state or local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any foreign, federal, state, local or other governmental authority or regulatory body (collectively, "Governmental Body"), including, without limitation, those pertaining to electrical, building, zoning, environmental, mining, and occupational safety and health requirements and all common law liabilities and obligations related thereto (collectively "Requirements of Law"), or any judgment, order, writ, injunction, or decree of any court in effect at the date of this Agreement or on the date of Closing (as defined hereunder) or, (iii) any agreement, indenture, instrument, covenant, contract, note, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which WCC is a party or any of its assets is subject or by which WCC is bound, or (y) except for each Consent to Transfer required under this Agreement, require the consent, approval, qualification, order or authorization of, or filing with any Governmental Body, or consent or approval of any Person (as defined hereunder).

                          (e)     Binding Agreement.  This Agreement and the
WCC Ancillary Agreements constitute the legal, valid and binding obligation of WCC, enforceable against WCC in accordance with their respective terms.

                          (f)     Litigation.  Except as set forth on Schedule
2.1(f) attached hereto, there are no lawsuits, claims, suits, proceedings, or investigations pending or, to the Knowledge of WCC, threatened against or affecting WCC with respect to the Released Premises nor, to the Knowledge of WCC, is there any basis for any of the same, and there are no lawsuits, claims, suits, proceedings, or investigations in which WCC is the plaintiff or claimant which relate to the Released Premises. WCC is not in default with respect to any order, writ, injunction or decree of any court or any Governmental Body to which any or all of the Released Premises is or may be subject and which would materially adversely affect any of the RFM Leased Premises, the SMP Leased Premises or the PV Terminated Leased Premises.

                          (g)     Environmental Matters.  To the Knowledge of
WCC, and except as set forth on Schedule 2.1(g) attached hereto:

                                  (i)      The operations of WCC with respect
to the Released Premises comply in all material respects with all applicable Requirements of Law derived from or relating to all federal, state, and local laws or regulations relating to, regulating, imposing liability or standards of conduct concerning, or addressing the environment, pollution, mining, human health or safety, including, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Clean Water Act of 1977 (the "Clean Water Act"), the Clean Air Act (the "Clean Air Act"), the Surface Mining Control and Reclamation Act of 1977 ("SMCRA"), the Toxic Substances Control Act ("TSCA"), the Federal Mine Safety and Health Act of 1977 ("MSHA"), and the Resource Conservation and Recovery Act of 1976 ("RCRA") and any state equivalent thereof and all common law liabilities and obligations related to the environment, pollution, mining, health or safety (collectively, "Environmental or Mining Law").

                                  (ii)     WCC has obtained all environmental,
health and safety, licenses, franchises, permits, privileges, immunities, approvals and all other authorizations from any Governmental Body necessary for its operation with respect to the Released Premises (collectively, "Governmental Permits") and, regarding current operations with respect to, or the current condition of, the Released Premises, all such Governmental Permits are in good standing. WCC is in compliance in all material respects with all terms and conditions of such Governmental Permits and, with respect to the PV Terminated Leased Premises, all reclamation required under such Governmental Permits and under all Environmental or Mining Law has been completed.

                                  (iii)    WCC is not, with respect to the
Released Premises, subject to any on-going proceeding or investigation by order from, or agreement with any individual, corporation, limited liability corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated association or other organization, or Governmental Body (a "Person") (including, without limitation, any prior owner or operator of the Released Premises) respecting (a) any Environmental or Mining Law, (b) any action required to: (1) cleanup, remove, treat or in any other way address any waste, pollutant, hazardous or toxic substance, petroleum, petroleum-based substance or waste, special waste or any constituent of any such substance or waste (collectively, a "Contaminant") in the indoor or outdoor environment, (2) prevent the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the indoor or outdoor environment or into or out of the Original Leased Premises, including the movement of Contaminants through or in the air, soil, surface water, ground water or the Original Leased Premises (a "Release") or threatened Release or minimize the further Release of a Contaminant, or (3) investigate and determine if a remedial response is needed to design such a response and post-remedial investigation, monitoring, operation and maintenance and care (a "Remedial Action"), or (c) any claim of loss, cost, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges ("Losses") arising from the Release or threatened Release of a Contaminant into the environment.

                                  (iv)     Other than matters affecting the
mining industry generally, WCC, with respect to the Released Premises, is not subject to any judicial or administrative proceeding, order, judgment, decree, or settlement alleging or addressing a violation of, or liability under any Environmental or Mining Law.

                                  (v)      WCC has not, with respect to the
Released Premises: (A) reported a Release of a hazardous substance pursuant to CERCLA or any state equivalent; (B) filed a notice pursuant to Section 103(c) of CERCLA; (C) filed a notice pursuant to Section 3010 of RCRA, indicating the generation of any hazardous waste, as that term is defined under 40 CFR Part 261 or any state equivalent; or (D) filed any notice under any applicable Environmental or Mining Law reporting a substantial violation of any applicable Environmental or Mining Law; and with respect to the Released Premises, and each of the matters set forth in this subsection, no event has occurred that would have required WCC to have reported such Release or filed such notice where WCC failed to do so.

                                  (vi)     There is not either on or in the
Released Premises: (A) any treatment, recycling, storage, or disposal of any hazardous waste, as that term is defined under 40 CFR Part 261 or any state equivalent that requires or required a Governmental Permit pursuant to Section 3005 of RCRA, or any state equivalent; or (B) any underground storage tank or surface impoundment.

                                  (vii)    There are not on or in the Released
Premises any polychlorinated biphenyls (PCB) used in pigments, hydraulic oils, electrical transformers, or other equipment.

                                  (viii)   WCC has not received any notice or
claim to the effect that it is or may be liable to any Person as a result of the Release or threatened Release of a Contaminant into the environment from or on the Released Premises.

                                  (ix)     WCC has not, with respect to the
Released Premises, received any request for information in an enforcement context pursuant to Section 114 of the Clean Air Act, Section 1267 of SMCRA, Sections 308 and 402 of the Clean Water Act, Sections 8 and 11 of the TSCA, Sections 3004(u), 3007, 3008, 3010 and 3013 of RCRA, Section 104(e) of CERCLA,
Section 103 of MSHA and similar provisions of applicable state law that have not been either responded to or abated.

                                  (x)      Except for the Governmental Permits,
no lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restriction of any kind (an "Encumbrance") in favor of any Person for:
(a) any liability under any Environmental or Mining Law or health or safety Requirements of Law, or (b) damages arising from, or costs incurred by such Person in response to, a Release or threatened Release of a Contaminant into the environment (an "Environmental Encumbrance") has attached to the Released Premises.

                          (h)     Compliance with Existing Lease.  The Released
Premises has been used by WCC only in compliance with the terms of the Existing Lease. Except for the Governmental Permits and the Permitted Encumbrances (as defined hereunder), WCC has not transferred, assigned, pledged, mortgaged, or encumbered in any manner the Released Premises or any part thereof.

                          (i)     Title.  WCC has not created any Encumbrances
that are currently in effect with respect to any of the RFM Leased Premises, the SMP Leased Premises or the PV Terminated Leased Premises except: (i) liens for real property taxes and severance taxes with respect to the Released Premises not yet due and payable, (ii) easements, rights of way, liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfection, and (iii) liens of landlords, carriers, warehousemen, mechanics and materialmen arising in the ordinary course of business for sums not yet due and payable and (iv) matters which will not materially adversely affect the value of any of the RFM Leased Premises, the SMP Leased Premises or the PV Terminated Leased Premises or PVCC's ability to lease any of the RFM Leased Premises, the SMP

Leased Premises or the PV Terminated Leased Premises for mining (collectively, the "Permitted Encumbrances").

                          (j)     Accuracy.  No representation or warranty by
WCC in this Agreement and no information in any statement, certificate, exhibit, or other document furnished or to be furnished to PVCC or PVEC pursuant hereto or in connection with the transactions contemplated hereby contains, or at Closing will contain, any untrue statement of a material fact or omits to state a material fact necessary to make such disclosure not misleading in the light of the circumstances under which it was made.

                          (k)     WCC Board Committee Action.  The Committee of
Independent Directors of the Board of Directors of WCC, at a meeting duly called and held, determined that the transactions contemplated hereby are fair and reasonable to WCC.

                 2.2.     Representations and Warranties of PVCC and PVEC.
PVCC and PVEC each represent, warrant and covenant to WCC (with respect only to itself) as follows:

                          (a)     Organization and Existence.  PVCC is a
corporation duly organized, validly existing and in good standing under the laws of Virginia. PVCC is authorized to do business and is in good standing under the laws of Kentucky. PVEC is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

                          (b)     Power and Authority.  Each of PVCC and PVEC
has the corporate power and authority to execute, deliver and perform this Agreement and each of the other agreements, instruments and documents to be delivered by PVCC or PVEC to WCC in connection with this Agreement (collectively, the "PV Ancillary Agreements"), and to consummate the transactions contemplated by this Agreement and by the PV Ancillary Agreements.

                          (c)     Authorization.  The execution and delivery by
PVCC and PVEC of this Agreement and the PV Ancillary Agreements and the performance by PVCC and PVEC of their respective obligations hereunder and thereunder have been duly and validly authorized by PVCC and PVEC as required by applicable law.

                          (d)     Absence of Conflicting Agreement; Consents.
The execution and delivery by PVCC and PVEC of this Agreement and the PV Ancillary Agreements and the performance by PVCC and PVEC of the transactions contemplated hereby and thereby, do not (x) violate, conflict with, or constitute a breach of, or default under (either immediately or upon notice, lapse of time or both), (i) the Certificate of Incorporation or By-laws of PVCC or PVEC, (ii) any Requirement of Law or any judgment, order, writ, injunction or decree of any court in effect at the date of this Agreement or on the date of Closing, or (iii) any agreement, indenture, instrument, covenant, contract, note, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which PVCC or PVEC is a party or any of its assets is subject or by which it is bound or (y) require the consent, approval, qualification, order or authorization of, or filing with any Governmental Body, or consent or approval of any Person.

                          (e)     Binding Agreement.  This Agreement and the PV
Ancillary Agreements constitute legal, valid and binding obligations of PVCC and PVEC, enforceable against each in accordance with their respective terms.

                          (f)     Litigation.  There is no pending or, to the
Knowledge of PVCC or PVEC, threatened suit, claim, action, litigation, or administrative, arbitration or other proceeding or governmental inquiry or investigation to which PVCC or PVEC is, or may be made a party questioning the validity of this Agreement, any of the PV Ancillary Documents or the transactions contemplated hereby or thereby.

                          (g)     Ownership of Stock.  PVEC owns the WRI Stock
free and clear of all Encumbrances other than those imposed by Requirements of Law and by the agreements set forth on Schedule 2.2(g) attached hereto.

         3. Consideration. For and in consideration of the transactions contemplated by this Agreement, at Closing:

                 3.1. Cash Purchase Price. PVCC shall pay to WCC the sum of Ten Million Eight Hundred Thousand Dollars ($10,800,000) (the "Cash Purchase Price") by wire transfer of immediately available federal funds as follows: Westmoreland Coal Company, PNC Bank, Philadelphia, Pennsylvania, ABA No. 031000053, Account No. 85-5835-4373.

                 3.2. Consents to Transfer. PVCC shall deliver a Consent to Transfer in connection with each Transfer and Assumption Agreement.

                 3.3. Termination Agreement. PVCC shall deliver its counterpart of the Termination Agreement.

                 3.4. WRI Stock Option. PVEC shall grant to WCC an option to purchase the WRI Stock, which option shall be in the form of the Stock Option Agreement attached hereto as Exhibit J (the "Stock Option Agreement").

                 3.5. Acknowledgement. PVCC shall acknowledge that the Existing Lease is in full force and effect, which acknowledgement shall be in the form of the Acknowledgement attached hereto as Exhibit K (the
"Acknowledgement").

                 3.6. Release Agreement. PVCC shall each release WCC from certain obligations and liabilities, which release shall be in the form of the Release Agreement attached hereto as Exhibit L (the "Release Agreement").

                 3.7.     Access.

                          (a)     PVCC shall grant to WCC certain additional
access and mining rights with respect to Stone Mountain Reserve as set forth in and as evidenced by the WCC Amended and Restated Lease.

                          (b)     PVCC shall grant to RFM and SMP certain
additional access and mining rights as set forth in and as evidenced by separate lease agreements between PVCC and RFM, and PVCC and SMP, respectively.

         4.      Conditions Precedent to Closing.

                 4.1. Conditions Precedent to PVCC's and PVEC's Obligations. All of PVCC's and PVEC's obligations under this Agreement are expressly conditioned upon the satisfaction at or before the time of Closing hereunder of each of the following conditions (any one or more of which may be waived in writing in full or in part by PVCC or PVEC at their option):

                          (a)     Asset Purchase Agreements.

                                  (i)      PBMI and RFM shall have entered into
an asset purchase agreement in form and substance satisfactory to PVCC in its sole discretion (the "RFM APA").

                                  (ii)     WCC and SMP shall have entered into
an asset purchase agreement in form and substance satisfactory to PVCC in its sole discretion (the "SMP APA").

                                  (iii)    Closings under each of the RFM APA
and the SMP APA shall have occurred, without waivers of any conditions thereto, except as agreed to in writing by PVCC in its sole discretion.

                          (b)     Amendment of Existing Lease.

                                  (i)      RFM and PVCC shall have entered into
an Amendment and Restatement of Lease Agreement in form and substance satisfactory to PVCC in its sole discretion (the "RFM Amended and Restated Lease").

                                  (ii)     SMP and PVCC shall have entered into
an Amendment and Restatement of Lease Agreement in form and substance satisfactory to PVCC in its sole discretion (the "SMP Amended and Restated Lease").

                          (c)     No Changes or Destruction of Released
Premises.  Between the date hereof and the Closing Date, there shall have been
(i) no material adverse change in any of the RFM Leased Premises, the SMP Leased Premises or the PV Terminated Leased Premises; (ii) no material adverse federal or state legislative or regulatory change affecting any of the RFM Leased Premises, the SMP Leased Premises or the PV Terminated Leased Premises; and (iii) no material damage to any of the RFM Leased Premises, the SMP Leased Premises or the PV Terminated Leased Premises by fire, flood, casualty, act of God or the public enemy, or other cause, regardless of insurance coverage for such damage.

                          (d)     No Litigation.  No action, claim, suit, or
proceeding shall have been instituted or threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby.

                          (e)     Representations and Warranties.  Each of the
representations and warranties of WCC contained or referred to in this Agreement shall be true and correct on the Closing Date as though made on and as of the Closing Date, except for changes therein specifically permitted in this Agreement or resulting from any transaction expressly consented to in writing by PVCC and PVEC.

                          (f)     Performance.  WCC shall have performed,
observed and complied with all covenants, agreements and conditions required by this Agreement to be performed, observed and complied with on its part prior to or as of the Closing Date.

                          (g)     Documents and Deliveries.  All instruments
and documents required on WCC's part to effect this Agreement and the transactions contemplated hereby shall be delivered to PVCC and PVEC and shall be in form and substance consistent with the requirements of this Agreement and otherwise reasonably satisfactory to PVCC, PVEC and its counsel.

                 4.2. Conditions Precedent to WCC's Obligations. All of WCC's obligations under this Agreement are expressly conditioned on the satisfaction at or before the time of Closing hereunder of each of the following conditions (any one or more of which may be waived in writing in whole or in part by WCC, at WCC's option):

                          (a)     Asset Purchase Agreement.

                                  (i)      WCC and RFM shall have entered into
the RFM APA.

                                  (ii)     WCC and SMP shall have entered into
the SMP APA.

                                  (iii)    Closings under each of the RFM APA
and the SMP APA shall have occurred, without waivers of any conditions thereto, except as agreed to in writing by PVCC, in its sole discretion.

                          (b)     No Litigation.  No action, claim, suit or
proceeding shall have been instituted or threatened to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby.

                          (c)     Representations and Warranties.  Each of the
representations and warranties of PVCC and PVEC contained or referred to in this Agreement shall be true and correct on the Closing Date as though made on and as of the Closing Date, except for changes therein specifically permitted in this Agreement or resulting from any transaction expressly consented to in writing by WCC.

                          (d)     Performance.  PVCC and PVEC shall have
performed, observed and complied with all covenants, agreements and conditions required by this Agreement to be performed, observed and complied with on its part prior to or as of the Closing Date.

                          (e)     Documents and Deliveries.  All instruments
and documents required on PVCC's and PVEC's part to effect this Agreement and the transactions contemplated hereby shall be delivered to WCC and shall be in form and substance consistent with the requirements of this Agreement and otherwise reasonably satisfactory to WCC and its counsel.

         5.      Closing.

                 5.1. Time and Place. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur at 9:00 a.m. on May 14, 1996, or on such date and at such time as may be mutually agreed to by the parties hereto (the "Closing Date"), at the offices of Winthrop, Stimson, Putnam & Roberts, 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Any party hereto may terminate this Agreement by written notice to the other parties hereto if the Closing shall not have occurred on or before May 14, 1996.

                 5.2. Deliveries by WCC. Subject to the satisfaction or waiver of the conditions precedent set forth in Section 4.2 hereinabove, at Closing, WCC shall deliver, or cause to be delivered, to PVCC and PVEC the following (all in form and substance reasonably satisfactory to WCC and WCC's counsel):

                          (a)     Fully executed originals of each Transfer and
Assumption Agreement.

                          (b)     An original executed WCC Consent to Transfer
for the RFM Transfer and Assumption Agreement.

                          (c)     An original executed counterpart of the
Termination Agreement.

                          (d)     An original executed counterpart of the WCC
Amended and Restated Lease.

                          (e)     An original executed counterpart of the
Release Agreement.

                          (f)     An original executed counterpart of the Stock
Option Agreement.

                          (g)     Fully executed copies of each of the RFM APA
and the SMP APA, certified by a duly authorized officer of WCC to be true, complete and correct.

                          (h)     A fully executed copy of the Matt Termination
Agreement.

                          (i)     A fully executed copy of the FI Termination
Agreement.

                          (j)     An opinion of counsel from Winthrop, Stimson,
Putnam & Roberts, which opinion shall be to the effect set forth on Exhibit M attached hereto.

                          (k)     An opinion of the general counsel of WCC,
which opinion shall be to the effect set forth on Exhibit N attached hereto.

                          (l)     A fully executed original certificate of a
corporate officer of WCC, which certificate shall be in the form of the Certificate of Corporate Officer attached hereto as Exhibit O.

                          (m)     Any monies due and owing to PVCC under the
terms of the Existing Lease which are ascertainable or subject to good-faith estimation as of the date of Closing. WCC may, at its election, pay such sums to PVCC at Closing in immediately available federal funds or cause such amount to be deducted from the Cash Purchase to be delivered by PVCC to WCC pursuant to Section 3.1 of this Agreement.

                          (n)     Such other documents, instruments and
writings as PVCC or PVEC may reasonably request in order to consummate the transactions contemplated by this Agreement.

                 5.3. Deliveries by PVCC. Subject to the satisfaction or waiver of the conditions set forth in Section 4.1 hereinabove, at Closing, PVCC shall deliver, or cause to be delivered, to WCC the following (all in form and substance reasonably satisfactory to PVCC and PVCC's counsel):

                          (a)     Payment of the Cash Purchase Price.

                          (b)     An original executed counterpart of the
Termination Agreement.

                          (c)     An original executed PVCC Consent to Transfer
for each Transfer and Assumption Agreement.

                          (d)     An original executed counterpart of the WCC
Amended and Restated Lease.

                          (e)     A fully executed original of the
Acknowledgement.

                          (f)     An original executed counterpart of the
Release Agreement.

                          (g)     An opinion of counsel from Dechert Price &
Rhoads, which opinion shall be to the effect set forth on Exhibit P attached hereto.

                          (h)     A fully executed original certificate of a
corporate officer of PVCC, which certificate shall be in the form of the Certificate of Corporate Officer attached hereto as Exhibit Q.

                 5.4. Deliveries of PVEC. Subject to the satisfaction or waiver of the conditions set forth in Section 4.1 hereinabove, at Closing, PVEC shall deliver, or cause to be delivered, to WCC the following (all in form and substance reasonably satisfactory to PVEC and PVEC's counsel):

                          (a)     An original executed counterpart of the Stock
Option Agreement.

                          (b)     An opinion of counsel from Dechert Price &
Rhoads, which opinion shall be to the effect set forth on Exhibit P attached hereto.

                          (c)     A fully executed original certificate of a
corporate officer of PVEC, which certificate shall be in the form of the Certificate of Corporate Officer attached hereto as Exhibit R.

         6. Operations Pending Closing. Except as contemplated by this Agreement, or except with the express written approval of PVCC, between the date of this Agreement and the date of Closing, WCC: (a) shall perform all of its obligations under the Existing Lease (including but not limited to the payment of any royalties and amounts at least due thereunder); and (b) shall use its best efforts to maintain the Released Premises in at least its present condition; and (c) shall not enter into any contract for the sale, lease, or contract mining of any of the Released Premises or exercise any option to extend any lease for any portion thereof; and (d) shall not sell, lease (as lessor), transfer, or otherwise dispose of (including, without limitation, any transfers from WCC to any Person that directly or indirectly controls, is controlled by, or is under common control with (an "Affiliate"), WCC), or mortgage or pledge, or impose or suffer to be imposed, any Encumbrance on all or any portion of the Released Premises, except for the Permitted Encumbrances.

         7. Expenses. Each of the parties shall be responsible for and shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including, without limitation, all fees, expenses, and disbursements of the counsel, accountants, investment advisors, valuation firms, and others it has retained and any other expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with.

         8. Further Assurances. In addition to the obligations required to be performed hereunder by WCC, PVCC and PVEC at Closing, each party hereto will perform such other acts, and execute, acknowledge and deliver, subsequent to Closing, such other instruments, documents and other materials as any of the parties may reasonably request and as shall be necessary in order to more fully effect the consummation of the transactions contemplated hereby. Each party will use its best efforts to cause the conditions under its control to its obligations hereunder to be satisfied.

         9. Litigation Assistance. Following the Closing, PVCC shall provide to WCC, and WCC shall provide to PVC, such information and documents, from any time prior to the date of Closing, as may be reasonably requested in connection with any suit, claim, investigation, or proceeding, pending or threatened, that relates to the Released Premises and in connection therewith each party shall, without limitation, make available to the other party during normal business hours (i) all books and records relating thereto in its possession, and (ii) all employees of such party or its Affiliates having knowledge of the matters in controversy. Such access shall be afforded upon receipt of reasonable advance notice and shall not unreasonably interfere with the operations of the party being requested to furnish the information. The party requesting the information shall be responsible for all costs or expenses incurred by the party furnishing the information pursuant to this Section 9.

         10.     Indemnification.

                 10.1. Indemnification by PVCC and PVEC. PVCC and PVEC (individually and not jointly and severally) each agree to indemnify and hold harmless WCC and its Affiliates, and their respective successors and assigns (each, a "WCC Indemnified Party"), from and against, and reimburse any WCC Indemnified Party with respect to, any and all claims, suits, demands, Losses, damages, costs, expenses and deficiencies, judgments and liabilities, (including reasonable legal fees and other costs and expenses related thereto) (collectively, a "Liability") incurred by any WCC Indemnified Party by reason of, or arising out of, or in connection with a breach of any representation, warranty or covenant made by PVCC or PVEC in, or PVCC's or PVEC's failure to perform any obligation required by, this Agreement or the PV Ancillary Agreements. PVCC's and PVEC's indemnity obligations under this Section 10.1 shall terminate on the day prior to the third (3rd) anniversary of the date of Closing with respect to all of the representations and warranties set forth in
Section 2.2 of this Agreement, except for such indemnity obligations related to those representations and warranties set forth in Sections 2.2(a), (b), (c), (d) and
(e), as to which no time limitation shall apply. Notwithstanding the foregoing, PVCC's and PVEC's indemnification obligations under this Section
10.1 shall continue as to any Liability of which any WCC Indemnified Party has notified PVCC and PVEC in accordance with the requirements of Section 10.3 hereunder on or prior to the date such indemnification would otherwise terminate in accordance with this Section 10.1, as to which the obligation of PVCC and PVEC shall continue until the liability of PVCC and PVEC shall have been determined pursuant to this Section 10.1, and PVCC and PVEC shall have reimbursed all WCC Indemnified Parties for the full amount of such Liability in accordance with this Section 10.1.

                 10.2. Indemnification by WCC. WCC agrees to indemnify and hold harmless PVCC, PVEC and their respective Affiliates and each of their respective successors and assigns (each, a "PV Indemnified Party") from and against, and reimburse any PV Indemnified Party with respect to any Liability incurred by any PV Indemnified Party by reason of, or arising out of, or in connection with, a breach of any representation, warranty or covenant made by WCC in, or WCC's failure to perform any obligation required by, this Agreement or the WCC Ancillary Agreements or any failure of WCC to obtain any Required Consents prior to Closing. WCC's indemnity obligations under this Section 10.2 shall terminate on the day prior to the third (3rd) anniversary of the date of Closing with respect to all of the representations and warranties set forth in
Section 2.1 of this Agreement, except for such indemnity obligations related to those representations and warranties set forth in Sections 2.1(a), (b), (c),
(d) and (e), as to which no time limitation shall apply. Notwithstanding the foregoing, WCC's indemnification obligations under this Section 10.2 shall continue as to any Liability of which any PV Indemnified Party has notified WCC in accordance with the requirements of Section 10.3 hereunder on or prior to the date such indemnification would otherwise terminate in accordance with this
Section 10.2, as to which the obligation of WCC shall continue until the liability of WCC shall have been determined pursuant to this Section 10.2, and WCC shall have reimbursed all PV Indemnified Parties for the full amount of such Liability in accordance with this Section 10.2.

                 10.3.    Indemnification Procedure.

                          (a)     Any PV Indemnified Party or WCC Indemnified
Party (the "Indemnified Party") seeking indemnification hereunder shall give to the party obligated to provide indemnification to such Indemnified Party (the "Indemnitor") a notice (a "Liability Notice") describing in reasonable detail the facts giving rise to any Liability for indemnification hereunder and shall include in such Liability Notice (if then known) the amount or the method of computation of the amount of such Liability and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such Liability is based; provided that a Liability Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; and provided, further, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

                          (b)     After the giving of any Liability Notice
pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Section 10 shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Liability suffered by it.

                          (c)     The Indemnified Party shall have the right to
conduct and control, through counsel of its choosing, the defense, compromise, or settlement of any third Person Liability, action, or suit against such Indemnified Party as to which indemnification will be sought by any Indemnified Party from any

Indemnitor hereunder, and in any such case the Indemnitor shall cooperate in connection therewith and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnified Party in connection therewith; provided, that the Indemnitor may participate, through counsel chosen by it and at its own expense, in the defense of any such Liability as to which the Indemnified Party has so elected to conduct and control the defense thereof; and provided, further, that the Indemnified Party shall not, without the written consent of the Indemnitor (which written consent shall not be unreasonably withheld), pay, compromise or settle any such Liability except that no such consent shall be required if, following a written request from the Indemnified Party, the Indemnitor shall fail, within fourteen (14) days after the making of such request, to acknowledge and agree in writing that, if such Liability shall be adversely determined, such Indemnitor has an obligation to provide indemnification hereunder to such Indemnified Party. The rights of indemnification conferred in this Section are not intended to modify, diminish or supersede in any respect any other indemnification rights to which any of the parties hereto may be entitled.

                 10.4. Representations, Warranties and Covenants of the Parties to be Continuing. All representations, warranties, agreements, covenants and indemnification of the parties contained in this Agreement shall survive the execution and delivery of this Agreement, except as may be specifically provided in this Section 10.

         11. Notices. All notices and other communications hereunder shall be in writing (whether or not a writing is expressly required hereby), and shall be deemed to have been given (i) if hand delivered or sent by an express mail service or by courier, then if and when delivered to and received by the respective parties at the below addresses (or at such other address as a party may hereafter designate for itself by notice to the other party as required hereby), (ii) if mailed, then on the third business day following the date on which such communication is deposited in the United States Mail, by first class certified mail, return receipt requested, postage prepaid, and addressed to the respective parties at the below addresses (or at such other address as a party may hereafter designate for itself by notice to the other party as required hereby), or (iii) if sent by telecopy, on the date shown on the confirmation of receipt received by the transmitting party:

                 11.1.    If to PVCC:
                          U.S. Highway 58 & 421 West
                          P.O. Box 386
                          Duffield Industrial Park
                          Duffield, VA  24244
                          Attention:  Keith D. Horton
                          Telecopy Number:  (540) 431-4132

                 11.2.    If to PVEC:

                          Hand Delivery/Express Mail/Telecopy:
                          1105 North Market Street
                          Suite 1300
                          Wilmington, DE  19801
                          Attention:  A. James Dearlove
                          Telecopy Number:  (302) 427-7388

                          U.S. Mail:
                          P.O. Box 8985
                          Wilmington, DE  19899

                 11.3.    If to WCC:
                          14th Floor
                          2 North Cascade Avenue
                          Colorado Springs, CO  80803
                          Attention:  President
                          Telecopy Number: (719) 448-5825

         12.     Post-Closing Adjustments.

                 12.1. Items to Be Prorated. WCC shall have the benefit of any income from the PV Terminated Leased Premises which accrued prior to the date of Closing (the "Valuation Date"). WCC shall be responsible for and shall pay for all of the expenses and liabilities which accrued with respect to the Released Premises prior to the Valuation Date. Without limiting the generality of the foregoing, WCC shall be responsible for all real property taxes, including all assessments ("Property Taxes"), attributable to the Released Premises for the period prior to the Valuation Date. PVCC shall be responsible for all Property Taxes attributable to the PV Terminated Leased Premises for the period from and after the Valuation Date. WCC and PVCC shall each pay half of any recording, transfer, sales, and similar taxes required to be paid in connection with the termination of the Existing Lease, insofar as the Existing Lease relates to the PV Terminated Leased Premises set forth herein.

                 12.2. Procedure for Post-Closing Adjustment. WCC shall, within thirty (30) days after Closing, prepare and deliver to PVCC a notice (the "Notice") setting forth its calculation of all monies due and owing to PVCC under the terms of the Existing Lease but which were not ascertainable as of the date of Closing and pursuant to Section 12.1 above (the "Revenues") and specifying, in reasonable detail, the basis for such calculation, including any set-offs or credits which WCC may claim (the Revenues with such deductions being the "Post-Closing Adjustment"). PVCC shall, within thirty (30) days after its receipt of the Notice, respond in writing to WCC either to accept WCC's calculation of the Post-Closing Adjustment or, if its disagrees with such calculation, specify in reasonable detail those items or amounts in the Notice with which its disagrees (the "Disagreement Notice"). PVCC and WCC shall use their best efforts to reach agreement on the disputed items or amounts in order to determine the Post-Closing Adjustment. If the parties do not resolve all disputed items within ten (10) business days after delivery of the Disagreement Notice, this Agreement and the disputed items and amounts will be submitted to binding arbitration in Philadelphia, Pennsylvania under the Commercial Arbitration Rules of the American Arbitration Association (the "Rules"), to be arbitrated by a single arbitrator selected in accordance with the Rules, the time periods for all proceedings in the arbitration shall be shortened if necessary so that a decision shall be rendered within forty-five (45) days after the submission of the matter to arbitration, and judgment on the arbitral award may be entered and enforced in any court of competent jurisdiction. Within ten (10) business days after the final determination of the Post-Closing Adjustment, WCC will pay to PVCC in immediately available federal funds to an account designated by PVCC, a sum of money equal to the Post-Closing Adjustment, plus interest compounded annually at the prime rate announced from time to time by Citibank, N.A., as in effect on the first day of each applicable month, from the Closing Date to the date the payment is made. Interest payable under the provisions of this Section 12.2 shall be computed on the basis of a 360-day year and actual days elapsed. With respect to Property Taxes attributable to the period prior to the Valuation Date, but for which a bill has not been issued by the applicable taxing authorities, at Closing hereunder, WCC shall pay to PVCC (or at WCC's election, WCC may cause such amount to be deducted from the Cash Purchase Price) its proportionate share of such Property Taxes based on all such Property Taxes assessed in the immediately preceding tax year. PVCC shall notify WCC in writing after its receipt of the actual bill for such Property Taxes, and WCC shall, within thirty (30) days after its receipt of such notice, pay PVCC any additional Property Tax due under the terms of this Section 12.

         13.     Miscellaneous.

                 13.1.    Retention of and Access to Records After Closing.

                          (a)     For a period of seven (7) years after the
Closing Date, WCC and its representatives shall have reasonable access to all of the books and records of PVCC relating to the Released Premises prior to the date of Closing to the extent that such access may reasonably be required by WCC in connection with matters relating to or affected by the Released Premises prior to the Closing Date (including for the preparation of tax returns and financial statements and other reasonable purposes). Such access shall be afforded by PVCC upon receipt of reasonable advance written notice and during normal business hours. WCC shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.1(a). If PVCC shall desire to dispose of any of such books and records prior to the expiration of such seven-year period, PVCC shall, prior to such disposition, give WCC a reasonable opportunity, at WCC's expense, to segregate and remove such books and records as WCC may select as permitted in accordance with this Section 13.1(a).

                          (b)     For a period of seven (7) years after the
Closing Date, PVCC and its representatives shall have reasonable access to all of the books and records of WCC relating to the Released Premises prior to the date of Closing. Such access shall be afforded by WCC and its Affiliates upon receipt of reasonable, advance written notice and during normal business hours. PVCC shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.1(b). If WCC or any of its Affiliates shall desire to dispose of any of such books and records prior to the expiration of such seven-year period, WCC shall, prior to such disposition, give PVCC a reasonable opportunity, at PVCC's expense, to segregate and remove such books and records as PVCC may select as permitted in accordance with this Section 13.1(b).

                 13.2. Brokers. Each party represents to the other that neither has made any agreement or taken any action which may cause any broker, agent or Person to become entitled to a brokerage or other fee or commission from such other party as a result of the transactions contemplated by this Agreement. PVCC and WCC each hereby indemnifies and shall defend the other from any and all claims, actual or threatened, for compensation by any third Person by reason of such party's breach of its representation or warranty contained in this Section 13.2.

                 13.3.    Interpretation.

                          (a)     The headings preceding the text of the
sections hereof (and in the Exhibits and Schedules hereto) are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.

                          (b)     Words importing the singular include the
plural and words importing the plural include the singular and words importing gender include the masculine, feminine and neuter genders.

                          (c)     A reference to any law includes any amendment
or modification thereto and any successor statute, all rules and regulations promulgated under such law, and all administrative and judicial authority exercisable thereunder.

                          (d)     A reference to any Person includes its
successors and permitted assigns.

                          (e)     All accounting terms not specifically defined
herein shall be construed in accordance with generally accepted accounting principles.

                          (f)     The words "hereof," "herein," and "hereunder"
and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including all Exhibits and Schedules hereto, and not to any particular provisions of this Agreement, and references to Sections, Schedules, and Exhibits are to Sections, Schedules, and

Exhibits to this Agreement unless the context clearly requires otherwise.

                 13.4. Background Recitals; Exhibits; Schedules. The recitals contained in the portion of this Agreement entitled "Background" and the Exhibits and Schedules referenced herein are hereby incorporated into this Agreement and made a part hereof.

                 13.5. Governing Law; Parties at Interest. This Agreement shall be governed by Delaware law and (subject to Section 13.6 hereunder) will bind and inure to the benefit of the parties hereto and their respective successors and assigns.

                 13.6. Assignment. WCC may not assign all or any part of its interest under this Agreement without the prior written consent of PVCC and PVEC. PVCC may assign all or any portion of its interest under this Agreement to a transferee of all or any portion of the Original Leased Premises and in such event, WCC shall render performance of its obligations hereunder to the applicable owner or owners of all or any portion of the Original Leased Premises.

                 13.7. Recording. Neither this Agreement nor any of the PV Ancillary Agreements or the WCC Ancillary Agreements shall be recorded in any place of public record (except as the parties hereto shall be required in connection with applicable securities laws and except only the Memorandum), and if PVCC, PVEC or WCC shall record this Agreement or cause or permit the same to be recorded without the prior written consent of the other party, such other party may, at its option, elect to treat such act as a breach of this Agreement and cause the same to be removed from record at the expense of the party responsible for such recording.

                 13.8. Severability. Any provision in this Agreement or the PV Ancillary Agreements or the WCC Ancillary Agreements that is unenforceable or invalid in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability or invalidity without affecting the remaining provisions hereof or thereof or affecting the operation, enforceability or validity of such provision in any other jurisdiction.

                 13.9. Effect of Permitted Termination. In the event that this Agreement shall be terminated pursuant to any provision hereof permitting such termination, all further obligations of the parties under this Agreement (other than those set forth in Sections 7 and 13.17) shall be terminated without further liability of any party to the other; provided that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

                 13.10. Counterparts. This Agreement may be executed in counterparts, which when assembled with the signatures of all parties hereto, shall constitute an executed original of this Agreement.

                 13.11. Entire Agreement; Amendments. This Agreement and the Exhibits and Schedules hereto set forth all of the promises, covenant and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as contained herein, unless otherwise provided therein. This Agreement may not be changed orally but only by an agreement in writing, duly executed by or on behalf of the party or parties against whom enforcement of any waiver, change, modification, consent or discharge is sought. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

                 13.12. No Other Beneficiaries. This Agreement is being made and entered into solely for the benefit of WCC, PVCC and PVEC, and none of WCC, PVCC or PVEC intends hereby to create any rights in favor of any other person, as a third party beneficiary of this Agreement, or otherwise.

                 13.13. Definitions. For reference purposes, each of the defined terms used throughout this Agreement has been listed in alphabetical order, along with the section in which such term is defined, on Exhibit S attached hereto and made a part hereof.

                 13.14. Joint Work Product. This Agreement is the joint work product of the duly authorized representatives of the parties hereto and, accordingly, in the event of ambiguity, no inferences shall be drawn against any party.

                 13.15. Knowledge. The "Knowledge of WCC" shall mean the actual knowledge of any officer of WCC and the "Knowledge of PVCC or PVEC" shall mean the actual knowledge of any officer of PVCC or PVEC, respectively.

                 13.16. Completion of Reclamation. WCC covenants that, with respect to unfinished reclamation on the PV Terminated Leased Premises as set forth on Schedule 2.1(g), it shall diligently complete all reclamation required under all Governmental Permits and under all Environmental or Mining Law.

                 13.17. Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials, and other information that it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein, and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other party all copies of non-public documents and materials that have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third Person (other than, in the case of PVCC and PVEC, to their respective counsel, accountants, financial advisors, lenders and, in the case of WCC, to its counsel, accountants or financial advisors).
No party hereto shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the transactions contemplated hereby and no party hereto shall issue a press release regarding the transactions contemplated under this Agreement unless and until Closing occurs; provided, however, that after the Closing, PVCC may use or disclose any confidential information related to the Released Premises and either party may issue a press release regarding the transactions which occurred as a result of Closing as long as it has sent to the other parties hereto a copy of any such press release prior to its public release. The obligation of each party to treat such documents, materials, and other information in confidence and to refrain from issuing a press release as aforesaid shall not apply to any information that (i) is or becomes available to a person from a source other than such party, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents, (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed, as determined by the disclosing party in its reasonable discretion, or (iv) such party reasonably deems necessary to consummate the transactions contemplated hereby. Notwithstanding the foregoing, such confidential information may be disclosed by WCC or PVCC and PVEC to RFM, SMP and Morrison-Knudsen Company, Inc. ("MK") to the extent necessary in order to carry out the transactions contemplated hereby and by the WCC Ancillary Agreements and the PV Ancillary Agreements.


                 IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement on the date first above written.

                                        PENN VIRGINIA COAL COMPANY



                                        By: /s/  Keith D. Horton
                                            President



                                        PENN VIRGINIA EQUITIES CORPORATION


                                        By: /s/  A. James Dearlove
                                            President



                                        WESTMORELAND COAL COMPANY



                                        By: /s/  Robert J. Jaeger
                                            Senior Vice President

Dated:  May 14, 1996

                          EXHIBIT S TO THE AGREEMENT

                                  DEFINITIONS

                                                                                                                  SECTION
TERM                                                                                                              DEFINED
- ----                                                                                                              -------
Acknowledgement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5
Affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6..(d)
Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Introduction
Cash Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1
CERCLA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Clean Air Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Clean Water Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.1
Closing Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.1
Contaminant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(iii)
Disagreement Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.2
Encumbrance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(x)
Environmental Encumbrance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(x)
Environmental or Mining Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Existing Lease  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Background
FI Leased Premises  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4.(b)
FI Termination Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4.(b)
Governmental Body . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.(d)
Governmental Permits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.(g)..(ii)
Indemnified Party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10.3.(a)
Indemnitor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10.3.(a)
Knowledge of PVCC or PVEC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13.15
Knowledge of WCC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13.15
Liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10.1
Liability Notice  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10.3.(a)
Losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(iii)
Matt Termination Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4.(a)
MK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13.17
MSHA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Notice  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.2
Original Leased Premises  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Background
PBMI  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1.1(a)
PBMI Sublease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(a)
Permitted Encumbrances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.(i)
Person  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(iii)
Post-Closing Adjustment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.2
Property Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.1
PV Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2.(b)
PV Indemnified Party  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10.2
PV Terminated Leased Premises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(b)
PVCC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Introduction
PVCC Consent to Transfer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(b)
PVEC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Introduction
RCRA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Release . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(iii)
Release Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6

                                                                                                                  SECTION
TERM                                                                                                              DEFINED
- ----                                                                                                              -------
Released Premises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(c)
Remedial Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(iii)
Required Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.(e)
Requirements of Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.(d)
Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.2
RFM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(a)
RFM Amended and Restated Lease  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4.1.(b)..(i)
RFM APA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4.1.(a)..(i)
RFM Leased Premises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(a)
RFM Termination Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4.(b)
RFM Transfer and Assumption Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(a)
Rules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.2
SMCRA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
SMP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(a)
SMP Amended and Restated Lease  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.1.(b)..(ii)
SMP APA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.1.(a)..(ii)
SMP Leased Premises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(a)
SMP Transfer and Assumption Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(a)
Stock Option Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.4
Terminated Leased Premises  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(c)
Termination Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(b)
Transfer and Assumption Agreements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(c)
TSCA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2.1.(g)..(i)
Valuation Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12.1
WCC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Introduction
WCC Amended and Restated Lease  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.3
WCC Ancillary Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1.(b)
WCC Consent to Transfer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2.(b)
WCC Indemnified Party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10.1
WCC Leased Premises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1.(b)
WRI Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Background

                                   EXHIBIT O

                           AMENDMENT AND RESTATEMENT

                                       OF

                                 VIRGINIA LEASE

                               TABLE OF CONTENTS


Article                                                                                                                    Page
- -------                                                                                                                    ----
BACKGROUND  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

1.  PREMISES LEASED . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

2.  LESSEE'S RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

3.  LESSOR'S RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         (a)     Minerals, Oil and Gas Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         (b)     Water Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         (c)     Timber Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         (d)     Railroad Rights-of-Way Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         (e)     Coal Bed Methane Extraction Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         (f)     Other Lessees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

4.  TERM OF LEASE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

5.  QUIET ENJOYMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

6.  DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (a)     Year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (b)     Ton  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (c)     Workable and Merchantable Coal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (d)     Auger Method of Mining . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (e)     Highwall Method of Mining  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

7.  ROYALTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (a)     Schedules  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         (b)     Royalty Computation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         (c)     Terms for Royalty Rates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         (d)     Coal Excepted from Royalty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
         (e)     Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

8.  MINIMUM MONTHLY RENTAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

9.  REPORTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

10.  MINING OPERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         (a)     Methods  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         (b)     Coal Left Standing for Support . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         (c)     Coal Left Standing Upon Abandonment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         (d)     Settlement of Disputes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         (e)     Maps of Existing Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         (f)     Proposed Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         (g)     Maintenance of Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

11.  DISPUTE SETTLEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

Article                                                                                                                  Page
- -------                                                                                                                  ----
12.  INSPECTIONS AND TRESPASS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

13.  TERMINATION OF LEASE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         (a)     Date of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         (b)     Condition of the Premises  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         (c)     Valuation of Improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

14.  COKE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

15.  TRANSPORTATION RIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         (a)     Lessee's Rights Without Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         (b)     Lessor's Rights Without Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         (c)     Lessee's Rights Subject to Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         (d)     Lessor's Rights Subject to Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
         (e)     Reports and Payments by Lessee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
         (f)     Reports and Payments by Lessor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

16.  TAXES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51

17.  BLACK LUNG BENEFITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51

18.  ASSIGNMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

19.  FORFEITURE CLAUSE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

20.  RIGHTS OF SUCCESSORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

21.  ARBITRATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

22.  INDEMNIFICATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55

23.  COMPLIANCE WITH LAWS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55

24.  FIRE DAMAGE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

25.  DAMAGE TO OTHER COAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

26.  PRE-1924 AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57

                          AMENDMENT AND RESTATEMENT OF
                                 VIRGINIA LEASE


         THIS IS AN AMENDMENT AND RESTATEMENT OF VIRGINIA LEASE (the "Lease") dated May 15, 1996, between PENN VIRGINIA COAL COMPANY, a Virginia corporation ("Lessor"), and WESTMORELAND COAL COMPANY, a Delaware corporation ("Lessee").

                                   BACKGROUND
         A. Lessee and Lessor (as successor-in-interest to Penn Virginia Resources Corporation, a Virginia corporation) are parties to a certain Amendment and Restatement of Lease, effective as of July 1, 1988, as amended (collectively, the "Original Lease"), pursuant to which Lessee leased, for coal mining purposes, certain parcels of land situated in Lee and Wise Counties, Virginia and Harlan and Letcher Counties, Kentucky, as more particularly described in the Original Lease.

         B. Lessee and Lessor now wish to amend and restate the Original Lease pursuant to the terms and conditions hereunder.

         For good and valuable consideration and intending to be legally bound, Lessor and Lessee hereby agree that the Original Lease is amended and restated in its entirety to read as follows:

ARTICLE 1.  PREMISES LEASED.

         Lessor, in consideration of the rent to be paid and the other promises of Lessee, as set forth below, agrees to lease to Lessee, commencing January 1, 1924, the tracts or parcels of land situated in Lee County and Wise County, Virginia and in Harlan County and Letcher County, Kentucky as cross-hatched in red on seven (7) maps set forth as Exhibit F 1 through and including F 7 attached hereto and shaded in magenta on Exhibit F-7, all bearing the legend "Agreement Among Penn Virginia Coal Company, Penn Virginia Equities Corporation and Westmoreland Coal Company, dated May 14, 1996" (collectively, the "Lease Map"), which tracts or parcels of land are identified on the Lease Map as "Area Leased by Westmoreland Coal Company pursuant to the 1996 Amended Restated Lease" (sometimes hereinafter referred to as "premises" or "leased premises").

         Lessor also leases to Lessee all structures on the leased premises, not specifically excepted in this Lease, including coke ovens, tipples, buildings and other improvements. Should Lessor subsequently acquire any other interest in the premises, those interests will also come under this Lease and be transferred to Lessee.

ARTICLE 2.  LESSEE'S RIGHTS.

         This Lease is for coal mining purposes. Lessee shall have the exclusive right to mine, prepare and take away the coal from the seams identified within the leased premises shown on the Lease Map, by any deep method of mining, surface method of mining, auger method of mining, highwall method of mining or any other method of mining. Lessee agrees that it will always exhibit due regard for the value of the remaining and adjacent areas as mineral bearing properties.

         The Lessee is granted the right to use the surface of the leased premises necessary for mining or processing including the right to deposit refuse, mud, slack, dirt, coke, sawdust and other such materials in such locations as Lessee and Lessor may agree upon; together with the necessary or convenient ingress and egress to the leased premises and to other property and reserves owned or controlled by Lessee as of the date hereof over and through Lessor's property including underground reserves at locations mutually acceptable to both Lessor and Lessee.

         The Lessee is granted the right to cut, clear and dispose of all timber, brush, vegetation, etc. on the leased premises necessary or convenient for Lessee's coal mining purposes hereunder (and not for commercial timbering purposes) but only after having given Lessor reasonable notice of the areas to be cut or cleared;

         The Lessee is granted the right to use stone, sand and loam from the leased premises and the right to use any water for mining or processing purposes originating on or flowing over, through or under the leased premises, except as reserved to Lessor hereinafter so long as Lessee's use does not unreasonably interfere with the Lessor's operations. Lessee and Lessor shall conduct their operations and use of the surface to the mutual benefit of both Lessee and Lessor, and shall endeavor to cooperate in a manner so as to minimize, to the extent possible, the effects of mining and surface use upon the operations above, below and adjacent to the leased premises.

         Lessee and Lessor recognize there will be multiple coal lessees operating on Lessor's property, as well as timber, oil and gas operations. Recognizing there will be increased demand for surface areas and roads on the Lessor's property, Lessee and Lessor agree to cooperate with each other and their permitted assigns to coordinate and plan the development and use of the coal, surface and roads, and oil and gas pipelines so the interference to the operations of each is minimized. Nothing in this Lease shall be deemed or interpreted to abrogate or diminish Lessee's rights under State or Federal law with respect to oil and gas regulations, to consent to or approval of any use of the premises.

         Lessee shall have the right to use the surface of certain property of Lessor identified below (which property has not heretofore been identified as the "leased premises" in this Lease), and the right of ingress and egress in connection with such property for the purposes described below:

                 1. for the purposes of reclamation and maintenance in connection with work required to be performed by Lessee under the permits listed on Exhibit A attached hereto, the property subject to such permits for the respective time periods set forth thereon;

                 2. for the purpose of transportation of coal in connection with Lessee's operations on the leased premises, each existing rail line of Lessee on Lessor's properties adjacent to the leased premises until such time as Lessee no longer reasonably requires such rail lines for its operations on the leased premises;

                 3. for the purpose of obtaining power in connection with Lessee's operations on the leased premises and in connection with Lessee's obligations to maintain certain power lines, such power lines of Lessee as presently exist on Lessor's properties adjacent to the leased premises until termination of the Lease; and

                 4. for the purpose of continuing Lessee's use of certain facilities in connection with Lessee's operations on the leased premises, such buildings and improvements as set forth on Exhibit B attached hereto for the respective time periods set forth thereon.

                 All of the above-described surface areas shall be deemed to be part of the "premises" or "leased premises" for purposes of Articles 3, 5, 10(g), 11, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23 and 24 of this Lease.

                 Subject to the provisions of Article 18 hereunder, including without limitation the provisions requiring Lessor's reasonable consent, Lessee may assign its rights under this Lease independently from its other rights under this Lease, insofar as this Lease relates to the following two portions of the leased premises: (1) that portion shaded in magenta on Exhibit F-7 attached hereto and identified thereon as "Addition to 1996 Amended Restated Lease"; and (2) that portion cross-hatched in red on Exhibit F-7 attached hereto and identified thereon as "Upper Parsons Seam - 16.0 Acres."

ARTICLE 3.  LESSOR'S RIGHTS.

         (a) MINERALS, OIL AND GAS RIGHTS. Lessor reserves the exclusive right to all minerals (except the coal leased hereunder), oil and gas in, under or upon the leased premises. This includes the full right of ingress and egress and all other rights necessary for the efficient discovery, production, removal, processing, preparation and transportation of such minerals, oil and gas. Lessor may use as much of the surface of the premises as is necessary to carry out its operations involving such minerals, oil and gas. Lessor may assign all or any part of these mineral, oil and gas rights, or any interest therein, to any other person or entity. Lessor reserves, for itself or for anyone to whom it assigns its rights, the right-of-way for power lines and telephone lines and the right to set up or install buildings or machinery on the premises for its mineral, oil and gas operations. Lessor agrees to consult with Lessee before placing or locating any such right-of-way and/or buildings or machinery on the premises.

         (b) WATER RIGHTS. Lessor reserves the right to use as much of the water originating on or flowing through or under the leased premises as may be required for Lessor's timber, mineral, oil or gas operations on the premises. However, Lessee shall have the exclusive right to use water from any wells that it drills on the premises.

         (c) TIMBER RIGHTS. Lessor reserves the right to go onto the premises and to use as much thereof as is necessary for the cutting, processing and transportation of the timber on the leased premises. This shall include the right to erect sawmills and other buildings and to store timber and logs on the premises for the purpose of exercising such rights. Lessor also reserves the right to construct and operate roads and railways of any kind on the premises for the purpose of exercising such rights. Lessor may assign to any person or entity these rights relating to the surface of the premises. Lessor agrees to give Lessee reasonable notice of its or any assignee's intentions to exercise any right reserved under this Article and agrees to cooperate in good faith with Lessee in the exercise of any such rights to the mutual benefit of both Lessor and Lessee.

         (d) RAILROAD RIGHTS-OF-WAY RIGHTS. Lessor reserves the right to grant to any railroad rights-of-way to as much of the surface of the premises as may be required for the railroad to reach points on or beyond the premises. Lessor may also grant rights-of-way to such railroad for yards, stations, sidings and similar purposes. These rights, however, may only be exercised after consultation with Lessee.

         (e) COAL BED METHANE EXTRACTION RIGHTS. Lessor reserves the right to extract methane for commercial purposes from the leased premises; however, such right shall not in any manner limit or restrict Lessee from venting and releasing methane as a part of its mining operations and activities.

         (f) OTHER LESSEES. Lessee and Lessor have acknowledged the probability that multiple lessees will have leasehold rights on Lessor's property above, below and adjacent to the leased premises. Lessor agrees that in connection with such other current or future leasehold estates, Lessor shall not grant to any other lessee a dominant estate in connection with such other lessee's leasehold interest. Lessee acknowledges and agrees that its leasehold interest and estate created hereby is neither dominant nor subservient to the interest or estate of any such other current or future lessee of Lessor's property above, below and adjacent to the leased premises and shall be subject to and benefit from the cooperation provisions of Article 2 above.

ARTICLE 4.  TERM OF LEASE.

         Lessee's rights to the leased premises, as set forth in this Lease, shall continue until all the workable and merchantable coal (as defined in Article 6) on or under the premises has been exhausted, unless either party's failure to comply with any of the terms and conditions of this Lease leads to an earlier termination.

ARTICLE 5.  QUIET ENJOYMENT.

         Lessor promises that as long as the rental is paid and the other terms of this Lease are fulfilled, Lessee, or anyone who lawfully succeeds to Lessee's interest, shall be able peacefully to enjoy, possess and use the premises without interruption or disturbance from any other persons.

ARTICLE 6.  DEFINITIONS.

         (a) YEAR. A year, as used in this Lease, will begin on the 1st day of January and end on the 31st day of December, unless the context indicates otherwise.

         (b) TON. A ton of coal or coke, as referred to in this Lease, contains two thousand pounds, avoirdupois weight.

         (c) WORKABLE AND MERCHANTABLE COAL. Workable and merchantable coal means coal which, when reached in the prosecution of Lessee's operations hereunder, can be ordinarily mined and sold at a profit by the use of such then current modern mining methods and cleaning machinery and equipment as are reasonably adapted to practical, efficient and economical mining under the conditions found and in conformity with prudent mining practices and diligent and skillful management.

         (d) AUGER METHOD OF MINING. A method of mining used in conjunction with strip mining which utilizes a machine on the surface which mechanically powers a fixed cutter head which bores into the exposed coal seam and conveys the coal to the surface by means of spiraled steel (auger). A Salem auger with single, double or triple heads is an example (as of July 1, 1988) of a machine utilized in the auger method of mining.

         (e) HIGHWALL METHOD OF MINING. A method of mining which utilizes a machine placed on and operated from the surface with an independent cutting device (generally similar to a continuous miner head) which is electrically or hydraulically powered from the surface. The machine is used to excavate into a coal seam which has been exposed (usually by strip mining) and to recover coal without further removal of overburden. The Thin Seam Miner, Video Miner, Vacuum Miner and Satellite Miner are examples (as of July 1, 1988) of machines utilized in the highwall method of mining.

ARTICLE 7.  ROYALTIES.

         (a) SCHEDULES. On or before the 25th day of each calendar month, Lessee shall pay to Lessor at its office in Duffield, Virginia (or any other place that Lessor may designate in writing), a royalty on the coal mined from the leased premises that was either shipped from the premises or sold for consumption on the premises during the preceding calendar month. The royalty shall be determined by multiplying the gross sales proceeds, as adjusted under Section (b) of this Article, by the applicable percentage from the following schedules:

                 SCHEDULE 1.      On coal mined by strip and auger methods:

                                  July 1, 1988 through              9.0%
                                     June 30, 1998

                 SCHEDULE 2.      On coal mined by the deep method, except from the seams described in Schedule 3 below:

                                  July 1, 1988 through              7.0%
                                     June 30, 1998

                 SCHEDULE 3.      On coal mined by the deep method from the Marker Seam (which involves high mining costs):

                                  July 1, 1988 through              6.0%
                                     June 30, 1993

                 SCHEDULE 4.      On coal mined by the highwall method:

                                  July 1, 1988 through              8.0%
                                     June 30, 1998

         Notwithstanding the foregoing percentages or the royalty computation calculated pursuant to Article 7, Section (b), the minimum royalty to be paid to Lessor shall be $1.50 per ton. However, this per ton minimum shall not apply to the royalty computation on coal mined by the deep method from the Marker Seam from July 1, 1988 through June 30, 1993.

         With respect to that portion of the leased premises shown in red on Exhibit E attached hereto and identified as Drawing Number BULSE-AB.Dwg, dated August, 1994, in lieu of the royalties set forth in this Article 7(a), Lessee shall pay to Lessor a flat royalty rate of $1.75 per clean ton of coal sold for all coal mined from such portion of the leased premises and either shipped from the premises or sold for consumption on the premises during the preceding calendar month, and such payments shall otherwise be made in the manner set forth in this Lease.

         (b) ROYALTY COMPUTATION. The royalty payment shall be calculated monthly on a mine-by-mine basis by applying the applicable percentage royalty rate for the seam and method of mining to the remainder of the gross sales proceeds (i.e., amount billed to the purchaser) for the month after deduction of the following items:

         1. The total cost of railroad transportation for the month from the mines to Lessee's Appalachia Transloader facility. This deduction applies only to coal shipped from the Transloader and applies whether or not the selling price of such coal expressly includes such cost. If the selling price of any other coal from the premises includes any freight or transportation charges, those charges shall be deducted from the price of that coal.

         2. The total fee charged for use of Lessee's Appalachia Transloader facility. This deduction applies only to coal shipped from the Transloader and applies whether or not the selling price of such coal expressly excludes such cost.

         3. The total amount of those federal, state and local taxes paid by Lessee with respect to the coal, which are either measured directly by such coal or by the gross proceeds of such coal (such as severance taxes, reclamation taxes and fees, and black lung assessments) or which are substantially unique to the energy industry. These deductions shall not include general, real or personal property taxes; general taxes on income, earnings or net proceeds; general business or license taxes (except those license taxes which are in lieu of severance taxes); general sales taxes; or social security, employment or similar taxes. Deductions for taxes shall be made under this subsection whether or not the selling price of such coal expressly includes such taxes.

         4. A royalty deduction component calculated by multiplying the gross sales proceeds by the applicable royalty percentage rate for the seam and method of mining.

         If any at any time during the term in which these royalty rates are in effect, the structure of taxes applicable to Lessee becomes significantly different than it was on July 1, 1988, so that the ratio of taxes deductible from the selling price (Item 3 above) to the taxes not so deductible is significantly changed, the parties will attempt in good faith to renegotiate the provisions of that subsection. If they are unable to do so within thirty
(30) days after notice to one party by the other, either party may refer the matter to arbitration as provided in Article 21. The arbitrators may be asked to determine whether or not a renegotiation is justified or what the change in the deduction should be or both.

         (c) TERMS FOR ROYALTY RATES. The royalty rate schedules and the per ton minimum in Section (a) above will be effective for ten (10) years (that is, until June 30, 1998), with the exception of the rate in Schedule 3 above ("high cost" coal) which will remain effective until June 30, 1993. Lessee may request

Lessor to extend the term of any of the schedules in Section (a) above as to a specific tonnage of coal where such extension is reasonably necessary to effectuate a mutually beneficial, advantageous long-term sales agreement with a third party for such coal. Lessee may make such request to Lessor's President in Duffield, Virginia (or such other representative as Lessor may hereafter designate), and accompany it with sufficient detail so that it can be properly analyzed. Lessor's President (or other representative as the case may be) shall approve, disapprove or modify the request within ten (10) working days. If he disapproves it, or modifies it in a way that is unacceptable to Lessee, Lessee may refer the request to the chief executive officers of Lessee and Penn Virginia Corporation, the parent company of Lessor, who shall consider the request in good faith for an additional five (5) working days. If they cannot agree, the request shall be deemed disapproved.

         At any time within one (1) year prior to the final dates in the royalty rate schedules (that is, after June 30, 1997 for all but the high cost coal and after June 30, 1992 for the high cost coal) either party to this Lease may call for negotiation to set new rate schedules to take effect at the conclusion of the present rate schedules.

         If the royalty rate schedules in this Lease terminate before the parties can reach agreement on subsequent rates, the rates in effect at that time shall continue in effect until the parties can agree on new royalty rates. If the parties are unable to agree on new royalty provisions within ninety (90) days after a call for negotiations, the dispute shall be submitted to arbitrators as provided in Article 21, who shall fix such royalty rates at what in their judgment would be fair and reasonable provisions in a lease then made of the leased premises, without reference to the royalty provisions previously in effect. New royalty rates agreed to by the parties or fixed by the arbitrators shall apply retroactively to all coal shipped since the termination date of the old rates, and suitable adjustments in the royalty payments shall be made.

         (d) COAL EXCEPTED FROM ROYALTY. Lessee may use a reasonable quantity of coal on the premises in order to carry out its operations without paying any royalty on that coal. Also, there shall be no royalty on any coal disposed of as a waste product of Lessee's operations unless and until it is later reclaimed and sold. Regular royalties shall be paid on any coal mined from the premises that is consumed or shipped by anyone other than Lessee.

         (e) INTEREST. Lessee shall pay interest to Lessor at the rate of six percent (6%) per year compounded quarterly on all amounts not paid when due.

ARTICLE 8.  MINIMUM MONTHLY RENTAL.

         (a) Lessee shall pay to Lessor at its office in Duffield, Virginia, or at any other place that Lessor may designate in writing, each calendar month the sum of FIFTEEN THOUSAND THREE HUNDRED FIFTY DOLLARS ($15,350.00) in cash as a minimum monthly fixed rent for the leased premises. This sum shall be due each month regardless of whether or not Lessee mines any coal from the premises during the month, subject to the suspension provisions in Sections (c) and (d) below. Payment for each calendar month shall be made on or before the 25th day of the succeeding month. Interest shall accrue at the rate of six percent (6%) per year compounded quarterly on any sum not paid when due.

         (b) Each month production royalties for that month shall be credited against this minimum rental so that no minimum rental payment shall be due in any month where production royalties equal or exceed the minimum rental. In any month where the production royalties fall short of the minimum rental, the difference between the minimum rental paid and the production royalties for that month shall be credited to Lessee's account for subsequent months. Lessee shall then have the right to produce and ship, without paying any royalty, such quantities of coal as would produce, at the royalty rates prevailing at that time, a royalty amount equal to that credit. This right must be exercised in the same calendar year as the credit accrues or within two (2) calendar years thereafter. However, this right shall be limited by the termination of this Lease, by expiration or otherwise.

         (c) If Lessee, at any time, claims that the merchantable and workable coal in the leased premises has been exhausted or that there remains an insufficient amount of such coal that can be mined, using the methods contemplated in this Lease, to produce at the prevailing royalty rate the minimum monthly rental, then, upon verification of that claim, the minimum monthly rental shall be reduced to an amount which can be produced by the diligent mining efforts of Lessee, or this Lease shall be terminated. If Lessor and Lessee cannot agree on these matters, the dispute will be settled by arbitrators as provided in Article 21, in which event the arbitrators shall decide what reduction, if any, should be made in the minimum monthly rental, or whether the Lease should be terminated.

         (d) If, because of force majeure, Lessee's coal operations on the leased premises are at any time, for a period exceeding ninety (90) consecutive days, suspended or reduced to a tonnage insufficient to pay the minimum rental, the minimum monthly rental provisions described above shall thereafter be suspended until the force majeure ends. If there is a dispute between Lessee and Lessor as to whether or not a force majeure has occurred or is continuing, or as to whether or not Lessee has used all reasonable possible means to avoid, end or mitigate the force majeure, the dispute shall be referred to arbitration as provided in Article 21 of this Lease. As used in this Section, "force majeure" means any act or occurrence, beyond Lessee's control, that reasonably prevents the mining, processing, transportation or delivery of coal, including, but not limited to, the following: acts of God, legislation or regulations of any governmental body, court orders or judgments, fire, flood, explosion or other casualty, strikes, labor disputes or shortages, sabotage, acts of the public enemy, riots, civil commotion, acts of any civil or military authority, wars, major mine, plant, facility or equipment damage or failure, including such failures caused by negligence of employees, materials shortages, embargoes or unavailability of transportation facilities, faults in coal seams or acts on the part of Lessor.

ARTICLE 9.  REPORTS.

         (a) Lessee shall accompany each payment of royalties or rentals under Articles 7 and 8 with a detailed report showing all sales of coal, calculation of selling prices, calculation of deductions to determine the royalty base, calculation of royalties and such other information as Lessor may reasonably request to verify the accuracy of the payments.

         (b) On or before the 25th day of each month, Lessee shall deliver to Lessor accurate reports showing the total tonnage and source of all coal shipped from or sold for consumption on the property of Lessee's Virginia Division during the preceding calendar month. Such reports shall also show the tonnage of highwall mined coal, the tonnage of surface-mined and auger-mined coal and the tonnage of deep-mined coal produced from each mine on the leased premises for which a tonnage royalty is payable to Lessor that has been so shipped or sold during the preceding calendar month. These reports shall be in a form satisfactory to the

Lessor and shall be delivered to Lessor's office at Duffield, Virginia (or any other place that Lessor may designate in writing).

         (c) Upon Lessor's written request, Lessee shall furnish monthly railroad certificates which accurately show the quantity of coal and coke shipped from the leased premises during the preceding calendar month. These certificates will be signed by the weightmaster, or other appropriate officer of any railroad company transporting coal or coke from the leased premises, and will be delivered to Lessor's office on or before the 15th day of each month. Lessee agrees to conform to any other reasonable requirements of Lessor to assure the accurate ascertainment of the weight of any coal shipped from or sold for consumption on the premises.

         (d) Lessee's books and records pertaining to the mining and disposition of coal from the leased premises shall be available for inspection and copying by Lessor at all reasonable times, and shall be kept in a manner satisfactory to Lessor.

ARTICLE 10.  MINING OPERATIONS.

         (a) METHODS. Henceforth the parties will communicate and cooperate in all respects so that the viewpoints and interests of both are taken into account.

         Lessee shall continue to develop the leased premises in an orderly manner to remove and process the coal as completely and as efficiently as possible. Lessee will mine the workable and merchantable coal in the leased premises in the most diligent and workmanlike manner consistent with established mining practices and methods for conditions encountered, taking into account available capital; the advisability of utilization of the particular method, considering access to labor, necessary expertise, and sound management practices; operating risks and safety and environmental considerations; and the projected profitability of the particular method. Lessee will not neglect or abandon any workable and merchantable coal that could be removed in such a manner.

         Lessee shall mine through portions of the coal seams that are faulty or would yield unmerchantable coal, if the amount and quality of coal lying beyond the fault appear economically justifiable. Any disputes with regard to the placement of headings or airways shall be resolved in the manner described in Article 11. Lessee will leave adequate pillars and supports of coal to provide full security for all mine openings and workings, but it will not leave any more workable and merchantable coal in those pillars and supports than is necessary for such security.

         The suitable, approved methods of mining include the deep method of mining, surface method of mining, auger method of mining and highwall method of mining. Lessor expressly approves the use of these methods. If Lessee proposes to mine any area or areas by either the auger method of mining or the highwall method of mining, Lessee must first obtain Lessor's written consent; however, Lessor shall not unreasonably withhold such consent. Lessee shall be responsible for all costs, charges or assessments resulting from the use of these methods, including those imposed by any existing or future legislation requiring the restoration of the surface. Lessee shall reimburse and otherwise protect Lessor from any such costs that might be assessed against Lessor.

         (b) COAL LEFT STANDING FOR SUPPORT. Lessee shall have the privilege of leaving unmined pillars of coal which are necessary to support existing or planned surface features such as roads, railroads, streams, pipelines, buildings or other structures on the leased premises. There shall be no royalty payment on coal left for these support pillars.

         (c) COAL LEFT STANDING UPON ABANDONMENT. If Lessee, in abandoning any portion of a mine, leaves standing any coal which is workable and merchantable according to those criteria enumerated in Section (a) above which Lessor believes is not necessary for the security of the mine, Lessor may give Lessee a written notice requesting Lessee to remove that coal. If Lessee has not notified Lessor of its intent to remove or has not commenced such removal within thirty (30) days after having received notice, the question of the necessity of leaving the coal standing shall be resolved under the procedures described in Article 11. If it is determined that Lessee could safely remove any of the coal left standing, then within a period determined by the parties or the arbitrators, as the case may be, Lessee shall either mine that coal or pay Lessor the royalty that would have been due had the coal been mined and shipped.

         (d) SETTLEMENT OF DISPUTES. If Lessor at any time believes that any mine on the leased premises is not being worked in a proper manner, or is being worked in a manner that would be harmful to the future production from it or any other seam on the leased premises, or if there are any disputes as to what coal is workable and merchantable, all such questions shall be resolved in the manner provided for in Article 11 of this Lease.

         (e) MAPS OF EXISTING OPERATIONS. Lessee shall furnish to Lessor maps and/or drawings which accurately show the workings and extensions of Lessee's mining operations on the leased premises through June 30 and December 31 of each year. In addition, they shall include any other reasonable information requested by Lessor. The maps and/or drawings shall be on an acceptable scale and shall be certified by a registered engineer. The maps and/or drawings shall be delivered to Lessor at its office in Duffield, Virginia (or such place as it may designate in writing) at the time such material is submitted to the Mine Safety and Health Administration of the U.S. Department of Labor but in no event later than March 15 and September 15 of each year. Lessor shall also have the right to examine at reasonable times all other maps of Lessee pertaining to the leased premises and to make copies of them.

         (f) PROPOSED PLANS. Upon request by Lessor at any time, Lessee shall prepare and make available for inspection and copying by Lessor, at the appropriate office of Lessee, plans it may have for the projection of its mining and other operations including reclamation and conservation plans during the next six (6) months, and such other long-range plans that shall have been completed, and all similar plans of its contractors and sublessees. These plans shall show, in the case of mining operations, the proposed methods of haulage, ventilation, drainage and roof support in the areas proposed to be mined, including entries, haulways, airways and rooms, with specifications and dimensions. Such plans shall also include any other reasonable information or explanation requested by Lessor, and they shall be certified by a registered engineer.

         Lessee shall promptly notify Lessor of any proposed material changes in its mining, reclamation or conservation plans or practices, or those of its contractors and sublessees, and Lessee shall consult with Lessor before any plan or change is adopted.

         Lessor may at any time request that any plans or changes proposed by Lessee or any of its contractors or sublessees be modified in order to conform to any law, regulation or sound principle of mining, to increase coal production and recovery or otherwise to conform to any provision of this Lease. Lessee shall consider any such request and shall promptly communicate its response to Lessor. If the parties are unable to agree on such modifications, the dispute shall be settled in accordance with the procedures set forth in
Article 11.

         Lessee agrees to give Lessor reasonable notice of its or any contractor or sublessee's intentions to permit (under applicable state law) any area on or in the leased premises and agrees to cooperate in good faith with Lessor in this regard to the mutual benefit of both Lessor and Lessee.

         (g) MAINTENANCE OF PROPERTY. Lessee will maintain the leased premises in an orderly and safe condition and will maintain all improvements on the premises in good working order and condition at all times. Lessee will make all repairs, renovations, additions and improvements necessary or desirable to maintain the proper condition of the premises and to assure that Lessee's coal operations will always be carried out in an efficient, safe and businesslike manner and in substantial compliance with all applicable laws. Lessee will either remove all unused structures or maintain them (or any area from which they are removed) in a safe, orderly condition.

ARTICLE 11.  DISPUTE SETTLEMENT.

         Any dispute which is to be settled under this Article shall in the first instance be reviewed by the respective chief mining engineers of the parties. If the chief mining engineers cannot resolve the dispute within thirty (30) days after one party notifies the other party of the dispute, the matter will be referred to Lessee's Senior Vice President-Coal Mining and Lessor's President (or to the persons succeeding to the responsibilities of such persons). If those officers cannot agree within a further period of thirty (30) days, the matter will be referred to a committee consisting of representatives from the Boards of Directors of Lessee and Lessor for resolution. If the dispute remains unresolved for sixty (60) days after referral to that committee, it shall be settled by arbitration as provided in
Article 21 of this Lease.

ARTICLE 12.  INSPECTIONS AND TRESPASS.

         (a) Lessor, or any persons acting on its behalf, shall have the right to enter at all reasonable times the leased premises, including the mines and buildings of Lessee and all areas on or below the surface, for the purpose of inspecting, surveying or examining any aspect of Lessee's operations on the premises. Lessee will furnish Lessor with all convenient means of access to inspect the premises, without cost to Lessor.

         (b) Lessor, or any person acting on its behalf, shall also have the right to enter the premises at all reasonable times to inspect for or prevent any trespass. Lessee will use its best efforts to keep trespassers off the premises, and will take, when appropriate, legal action to prosecute any trespassers.

ARTICLE 13.  TERMINATION OF LEASE.

         (a) DATE OF TERMINATION. Unless terminated at an earlier date because of forfeiture, breach or other reason, this Lease shall terminate when all the workable and merchantable coal has been mined from the leased premises. This fact may be determined either by agreement between Lessor and Lessee, or if they cannot agree, by arbitration as provided in Article 21 of this Lease.

         (b) CONDITION OF THE PREMISES. At the termination of this Lease for any reason other than the exhaustion of coal, Lessee shall leave the drifts, shafts, slopes and all other openings, headings and chambers in a secure and proper state, consistent with good mining practice. However, Lessee shall have the right, in the course of its mining operations, to rob pillars in accordance with the methods of mining contemplated by this Lease. Any disputes as to whether the mines have been left in the proper condition shall be settled by arbitration as provided by Article 21.

         (c) VALUATION OF IMPROVEMENTS. Within thirty (30) days after the termination of this Lease (except in the case of termination by forfeiture, when these provisions shall not apply), Lessor may give Lessee written notice of its desire to have all the improvements on the premises appraised. Lessee shall not remove any improvements from the premises until Lessor has had the opportunity to exercise its rights of appraisal and retention, as provided in this Section.

         When Lessor gives notice of its desire for appraisal, three competent appraisers shall be appointed in the manner provided for appointing arbitrators in Article 21 of this Lease. These appraisers shall, as soon as possible, furnish Lessor and Lessee with a detailed report showing the appraised value of each article appraised and the total appraised value of all such articles. Except as provided in the following paragraph, the valuation by the appraisers, or by a majority of them, shall be conclusive of the value of the property.

         Lessor shall have the right to retain the appraised property, or any article of it, if within thirty (30) days after the receipt of the appraisers report, Lessor gives written notice to Lessee of its intention to retain the items. Lessor shall pay to Lessee the appraised value of any items so retained, less any rents, royalties or other sums due from Lessee at that time. However, if Lessee believes that Lessor's retention of certain improvements would reduce the value of any articles not retained, Lessee may object to Lessor's selection of improvements to be retained. If the parties cannot resolve the dispute, it shall be submitted to arbitration, as provided in
Article 21, to determine whether additional compensation is due to Lessee.

         Lessor shall also have the right, if it notifies Lessee in writing at least one (1) month before the expiration of this Lease, to use any or all of the property and improvements on the premises, for a period of up to four (4) months after the expiration of the Lease, provided Lessor compensates Lessee for the fair value of such use as agreed upon by the parties or as fixed by the arbitrators as provided in Article 21.

         If Lessor declines to retain or use any of Lessee's property, Lessee may remove that property from the premises at any time within eight (8) months after the expiration of this Lease, provided that Lessee has paid all royalties, rents and other sums due Lessor. If Lessor has exercised its rights to use any of Lessee's property for up to four (4) months, as described above, Lessee may remove that property from the premises at any time within (8) months after Lessor has ceased using it, again provided that Lessee has paid all sums due Lessor under this Lease.

ARTICLE 14.  COKE.

         Nothing contained in this Lease shall prevent Lessee from engaging in coking operations on the leased premises, but before engaging in any coking operations, Lessee shall notify Lessor of its intention to do so. The parties shall then determine a reasonable royalty to be paid for the coal used in coke manufacturing on the leased premises. If the parties cannot agree on such a royalty within ninety (90) days after Lessee's notification to Lessor, the royalty shall be fixed at such fair and reasonable level as shall be determined by arbitration as provided in Article 21 of this Lease. Once set, either by agreement or arbitration, the royalty on coke shall remain in effect until the termination of the coal royalty rate schedules in Schedules 1, 2, 3 or 4 (depending on the source of the coal coked) of Section (a) of Article 7 are renegotiated, and it shall then be renegotiated under the same conditions that apply to the renegotiation of such coal royalties under Section (c) of that Article.

         Nothing in this Lease shall prevent Lessee from removing coal mined on the leased premises to be coked elsewhere. When coal mined on the leased premises is shipped elsewhere for coking, the coal royalties provided in
Article 7 shall apply to that coal and no coke royalty shall be payable.

         Lessee shall conform to the reasonable requirements of Lessor to assure the accurate ascertainment of the weight of coal used in coke manufacturing on the leased premises.

ARTICLE 15.  TRANSPORTATION RIGHTS.

         (a) LESSEE'S RIGHTS WITHOUT CHARGE. Lessor, to the extent it has the power to do so and subject to the cooperation provisions of Article 2 above, grants to Lessee (i) the right to transport coal and coke mined, removed or produced from any lands, wherever located, which are owned or controlled by either Lessor or Lessee (even if such lands may be leased to others) as of the date hereof, onto, across and/or through the leased premises and (ii) the right to transport coal and coke from the leased premises onto, across and/or through any lands, wherever located, owned or controlled by Lessor as of the date hereof. There shall be no charge for any such transportation of coal and coke.

         (b) LESSOR'S RIGHTS WITHOUT CHARGE. Lessee, to the extent it has the power to do so, grants to Lessor the right to transport coal and coke mined, removed or produced for any lands, wherever located, which are owned or controlled by either Lessor or Lessee (even if such lands may be leased to others) as of the date hereof, onto, across and/or through any lands owned or controlled by Lessee as of the date hereof. There shall be no charge for any such transportation of coal and coke.

         (c) LESSEE'S RIGHTS SUBJECT TO CHARGE. Lessor, to the extent it has the power to do so and subject to the cooperation provisions of Article 2 above, grants to Lessee the right to transport coal and coke mined, removed or produced from any lands, wherever located, which are not owned or controlled by either Lessor or Lessee onto, across and/or through the leased premises and/or any lands, wherever located, owned or controlled by Lessor as of the date hereof. Lessor also grants Lessee the right to prepare this coal and coke on the leased premises and/or such lands and to ship it from such premises and/or lands.

         There may be a charge for the transportation of coal and coke covered by this Section (c) effective as of January 1, 1990. This charge shall be one percent (1%) of the purchase price of such coal or coke or

Twenty-Five Cents ($0.25) for each ton of such coal or coke, whichever is higher, unless the Lessor and Lessee otherwise agree. These provisions notwithstanding, no such charge shall be imposed on any coal mined or removed by Lessee from lands being sublet by Lessee from Blue Diamond Coal Company under an agreement dated March 28, 1969.

         (d) LESSOR'S RIGHTS SUBJECT TO CHARGE. Lessee, to the extent it has the power to do so, grants to Lessor the right to transport coal and coke mined, removed or produced from any lands, wherever located, which are not owned or controlled by either Lessor or Lessee onto, across and/or through any lands, wherever located, owned or controlled by Lessee as of the date hereof. Lessee also grants Lessor the right to prepare this coal and coke on such lands and to ship it from such lands.

         There may be a charge for the transportation of coal and coke covered by this Section (d) effective as of January 1, 1990. This charge shall be one percent (1%) of the purchase price of such coal or coke or Twenty-Five Cents ($0.25) for each ton of such coal or coke, whichever is higher, unless the Lessor and Lessee otherwise agree.

         (e) REPORTS AND PAYMENTS BY LESSEE. On or before the 25th day of each calendar month, Lessee shall deliver to Lessor at its office in Duffield, Virginia (or any other place that Lessor may designate in writing) a statement of the tonnage of all coal and coke transported onto, across and/or through either the leased premises or any of the applicable lands specified in Sections
(a) and (c) of this Article during the preceding calendar month, whether or not subject to charge, indicating the origin and the destination of such coal and coke. This statement shall be in a form that Lessor finds satisfactory, and Lessor shall have the right to examine Lessee's books for the purpose of verifying the statement. Lessee agrees to conform to any other reasonable requirements of Lessor for assuring the accurate ascertainment of the weight of this coal and coke.

         On or before the 25th day of each calendar month, Lessee shall pay to Lessor at its office in Duffield, Virginia (or any other place that Lessor may designate in writing) the appropriate charges, if any, on coal or coke transported onto, across and/or through either the leased premises or any of the applicable lands during the preceding calendar month under the provisions of Section (c) of this Article.

         (f) REPORTS AND PAYMENTS BY LESSOR. On or before the 25th day of each calendar month, Lessor shall deliver to Lessee at its appropriate office a statement of the tonnage of all coal and coke transported onto, across and/or through any of the applicable lands specified in Sections (b) and
(d) of this Article during the preceding calendar month, whether or not subject to charge, indicating the origin and the destination of such coal and coke. This statement shall be in a form that Lessee finds satisfactory, and Lessee shall have the right to examine Lessor's books for the purpose of verifying the statement. Lessor agrees to conform to any other reasonable requirements of Lessee for assuring the accurate ascertainment of the weight of this coal and coke.

         On or before the 25th day of each calendar month, Lessor shall pay to Lessee at its appropriate office the appropriate charges, if any, on coal or coke transported onto, across and/or through any of the applicable lands during the preceding calendar month under the provisions of Section (d) of this Article.

ARTICLE 16.  TAXES.

         While this Lease is in force, Lessee shall pay all severance and personal property taxes and assessments imposed by any governmental body with respect to improvements or personal property placed or erected on the leased premises or with respect to the coal mined therefrom. Lessee shall reimburse Lessor for real property taxes and assessments imposed on the premises, which taxes shall be payable in the first instance by Lessor. However, Lessor, not Lessee, shall pay all taxes or assessments on any timber, mineral, oil and gas rights reserved by Lessor.

         If Lessee is delinquent in paying any of the taxes or assessments for which it is responsible, Lessor may make the required payments. In that event Lessee shall promptly reimburse Lessor for such payments, including any fines or extra expenses incurred by Lessor with respect to the payments, together with interest at the rate of six percent (6%) per year compounded quarterly.

ARTICLE 17.  BLACK LUNG BENEFITS.

         Lessee agrees that it shall comply with all of the valid terms and provisions of the Black Lung Benefits Act; Title IV of the Federal Mine Safety and Health Act of 1977; the Internal Revenue Code, 26 U.S.C. 1 et seq.; Black Lung Benefits Reform Act of 1977; Black Lung Benefits Revenue Act of 1981; and Black Lung Benefits Amendments of 1981, as now or hereafter amended, and all valid rules and regulations adopted pursuant thereto.

         Upon Lessor's request, Lessee shall provide appropriate but reasonable certification that it has provided security in compliance with all applicable laws, rules and regulations for the payment of those benefits for which it is lawfully obligated to provide under such laws, rules and regulations.

         Lessee agrees that it will indemnify and hold Lessor harmless for liability or expenses, including reasonable attorneys fees and expenses, which Lessor may suffer as a result of or with respect to any claim for black lung benefits for which Lessee is liable under the applicable laws, rules and regulations.

ARTICLE 18.  ASSIGNMENTS.

         (a) Lessee shall not transfer, assign, mortgage or encumber with any type of lien its rights, or any portion of them, in the leased premises or any of the improvements on the premises, without the prior written consent of Lessor. Lessee shall not sublet the premises, or any portion of the premises (except dwelling houses, stores, farm buildings and farm lands), to anyone without the prior written consent of Lessor. Lessee shall, however, have the right to contract for the mining of coal from the leased premises without obtaining the prior approval of Lessor. No judgment, judicial sale, or other legal or equitable proceeding or operation of any law shall have the effect of transferring any interest Lessee has in the premises, or in any portion of it , or in any of the improvements on the premises, to another person or entity, for any period, without the prior written consent of Lessor. In any case where Lessor's prior written consent is required, such consent will not be unreasonably withheld.

         It is recognized that prior to the effective date of this Lease, Lessee had subleased or contracted certain portions of the premises with the oral consent of Lessor. These earlier actions are ratified by this Lease.

         (b) Should any of Lessee's rights or interests under this Lease be transferred, assigned or sublet in any way, without Lessor's prior written consent, Lessor shall have all remedies available to it for breach of this Lease by Lessee, and shall have the option to affirm the attempted transfer and to require the person or entity acquiring those interests or rights to be subject to all the terms and conditions of this Lease.

         (c) Any transferee from Lessee with Lessor's prior written consent shall take and hold its interest subject to all of the terms of this Lease.

ARTICLE 19.  FORFEITURE CLAUSE.

         (a) The commission of any of the following acts by Lessee shall be considered an act of forfeiture under this Lease: executing any mortgage or making any assignments for the benefit of creditors involving or affecting this Lease, entering a composition with creditors involving or affecting this Lease, or any other act of bankruptcy without the written consent of Lessor. If any of these acts of forfeiture takes place, Lessor may give notice to Lessee, by registered letter addressed to Lessee's office in Big Stone Gap, Virginia (or to such other address as Lessee may designate in writing), that it forthwith cancels this Lease.

         (b)     If Lessee fails to make any rent or royalty payment for sixty
(60) days after it comes due, or if Lessee violates any other term or condition of this Lease, Lessor may notify Lessee, by registered mail as specified in Section (a) of this Article that Lessee has breached this Lease (specifying the breach) and that if the breach is not rectified within thirty (30) days, the Lease will be cancelled and terminated. If it is determined that more than thirty (30) days is reasonably necessary to rectify the breach, a reasonable period for rectifying it shall be set, either by agreement between the parties or by arbitration. If at the end of thirty (30) days, or whatever longer period is set, after the mailing of the notice, the breach has not been remedied, this Lease shall immediately terminate without further notice.

         (c) In any case where Lessor terminates this Lease because of Lessee's forfeiture or breach, Lessor may enter the premises covered by this Lease and seize for its own use the premises and all improvements and other personal property on the premises, notwithstanding any provisions of this Lease to the contrary.

         (d) It is understood that termination of this Lease or recovery of possession of the premises will not deprive Lessor of its right to sue Lessee for any damages for breach of any of the provisions of this Lease or for any royalties, rent or other sums due Lessor. The remedies in this Article shall not be construed to be exclusive of any other remedies Lessor may have at law or equity. Any delay or omission by Lessor in exercising any of its rights under this Lease shall not be construed to be a waiver of those rights or any other rights in respect to existing or subsequent defaults by Lessee. However, in the case of any matter subject to arbitration under the provisions of this Lease, Lessor's right to give notice of termination of the Lease shall not take effect until ten (10) days after the time fixed by the Board of Arbitrators for the performance of its award.

ARTICLE 20.  RIGHTS OF SUCCESSORS.

         All the rights and obligations given or imposed by this Lease shall extend to and bind the successors and assigns of either Lessor or Lessee. However, in the case of any transfer by Lessee, Lessor must have given its written consent to the assignment pursuant to Article 18.

ARTICLE 21.  ARBITRATION.

         If at any time during the continuance of this Lease, a dispute shall arise between Lessor and Lessee over any matter which cannot be resolved by the parties, the dispute shall be referred to a Board of Arbitrators (subject to the provisions in Article 11 for procedures prior to arbitration in certain cases). This Board shall be composed of a representative of Lessor and a representative of Lessee, to be selected by them respectively, and a third person to be chosen by these first two arbitrators. If the two arbitrators are unable to agree upon a third arbitrator within ten (10) days, the American Arbitration Association shall designate a disinterested person to act as the third arbitrator. Should either of the parties fail to select its representative and to identify its selection in writing to the other party within ten (10) days after receipt of the first notice calling for arbitration (as described below), then the American Arbitration Association shall designate two disinterested persons, who will join the representative of the party which did select its representative to form the Board.

         Either party may at any time deliver to the other a notice setting forth the point or points on which arbitration is desired. The other party may then, within ten (10) days after receiving the notice, deliver a counter-notice specifying any additional point, eligible for arbitration, on which it desires a decision. Once formed, the Board shall give the parties ten (10) days' written notice of the time and place of its hearing.

         The Board shall consider the questions submitted to it for arbitration, and shall make its decision and award in writing. The decision of a majority of the arbitrators shall be final and binding on the parties and their successors and assigns, and there shall be no appeal. Lessor and Lessee hereby agree to abide by and promptly comply with each decision and award.

         If the arbitrators' award declares that there has been a violation or default under this Lease, it shall also state the time within which the defaulting party must perform the award and rectify the default.

         The costs of arbitration proceedings shall initially be paid by the party requesting the arbitration, but if that party substantially prevails in the proceeding, it shall be reimbursed by the other party. Any question of costs shall be determined by the arbitrators in the course of their decision and award. Notwithstanding these provisions, the cost of arbitration with regard to the setting of royalties, minimum rentals and valuation upon termination shall be shared equally by the parties.

ARTICLE 22.  INDEMNIFICATION.

         Lessee agrees to indemnify and protect Lessor against all claims arising from operation of the leased premises or otherwise related to the leased premises. This shall include, but not be limited to, indemnification against claims arising from any of the following: the working or management of the premises; any condition of the land or the improvements on it; any breach or default by Lessee under this Lease; any act of negligence by Lessee, Lessee's subtenant, contractor or other occupant, or any of their agents, contractors or the like; and any accident, injury or damages from any cause (except where caused by Lessor's negligence). This indemnification shall also cover all costs and other liabilities incurred in connection with any of these claims. Lessee agrees that upon request from Lessor it will defend any claim or action and will employ counsel which is reasonably satisfactory to Lessor.

         This indemnification shall apply only to claims asserted during the term of this Lease or within two (2) years after the termination of this Lease, except for claims arising from the condition of the premises or improvements on it. In the case of claims arising from the condition of the premises or improvements, the indemnification shall apply to claims asserted within five
(5) years after termination if such claims are asserted within two (2) years of the time Lessor became aware, or reasonably should have become aware, of such condition.

ARTICLE 23.  COMPLIANCE WITH LAWS.

         Lessee promises that throughout the term of this Lease it will substantially comply with all laws, regulations, ordinances, orders or other requirements (including those relating to mine safety and environmental quality) of all branches of federal, state and local governments which may be applicable to the leased premises or any of the operations carried out on the premises. This compliance will be solely at Lessee's expense.

Lessee may contest by appropriate means, in its own name or in Lessor's name or both, the validity or application of any of these governmental requirements, but such contesting action shall be solely at Lessee's expense. If Lessee challenges a governmental requirement, and if compliance with the requirement may be legally postponed while the challenge is pending without incurring a lien or charge on the leased premises or any other injury or expense to Lessor, Lessee may postpone its compliance until the final determination of the disputed issues. Lessor agrees to furnish any papers which may be necessary or proper to permit Lessee to contest the government requirement. If Lessee fails to comply in a timely fashion with any law, regulation or other requirement, as required under this Article, Lessor shall have the option to perform such compliance itself and to collect from Lessee the cost of the compliance.

ARTICLE 24.  FIRE DAMAGE.

         If any of the buildings or structures on the leased premises is damaged by fire or other casualty, and if Lessor decides that it is necessary or desirable for continued operations that the damage should be repaired, it will be repaired by Lessee at its own expense. If a building repaired by Lessee was covered by fire insurance, Lessee shall receive the proceeds of the insurance to apply to the repairs. If Lessee disputes the necessity or desirability of rebuilding any damaged structure, and Lessor and Lessee cannot resolve the matter, it shall be settled by arbitration as provided by Article 21 of this Lease.

ARTICLE 25.  DAMAGE TO OTHER COAL.

         If Lessee mines any coal from directly underneath any workable and merchantable portion of the Imboden or Taggart Seams and, by doing so, damages or renders unworkable the coal in those overlying Seams, Lessee shall compensate Lessor for any such damage. Notwithstanding the previous sentence, Lessee shall not have to compensate Lessor and shall not be liable for damages to either of the following: (1) the portions of the Imboden or Taggart Seams above the areas in which Lessee mines coal if those portions of the Imboden or Taggart Seams are being or have already been mined or (2) that portion of the Taggart Seam above the Imboden Seam leased by Lessor to Blue Diamond Coal Company. If Lessee mines any coal from underneath any other overlying seam or seams and such other seam or seams are damaged or rendered unworkable by Lessee's mining operations, carried out in the usual and proper manner, Lessee shall not be required to pay any compensation to Lessor.

ARTICLE 26.  PRE-1924 AGREEMENTS.

         (a) This Lease supersedes the following agreements concerning the leasing by Lessor to Lessee of certain lands in Lee County and Wise County, Virginia, and Harlan County and Letcher County, Kentucky:

         1. Agreement dated June 10, 1910, leasing what are known as the Callahan Block, the Imboden Block and the Keokee Block;

         2. Agreement dated October 5, 1912, leasing various small parcels of land lying in Harlan County, Kentucky;

         3. Agreement dated June 1, 1917, leasing what is known as the Exeter Block;

         4. Agreement dated September 2, 1919, by which two tracts of land, known as Parcel A and Parcel B, were added to the Stonega Reservation, and leased to the Lessee;

         5. Agreement dated September 2, 1919, leasing what is known as the Dunbar Reservation;

         6. Agreement dated September 20, 1923, leasing what is known as the Two Hundred Eighteen (218) Acre Tract.

         Those agreements have been cancelled as of January 1, 1924. However, all obligations incurred by either party under any of those agreements have continued and shall continue in force and shall be discharged according to their terms.

         (b) This Lease does not affect any previous agreements between the parties by which Lessor sold to Lessee timber from lands in Wise County or Lee County, Virginia. It does not affect any contracts between the parties to this Lease or between the parties and any third party relating to railroad rights-of-way or railroad operations. It also does not affect any other contracts involving third parties.

         (c) This Lease does not affect a certain agreement between its parties, dated October 1, 1910, by which it was agreed, among other things, that Lessee in certain cases might sue trespassers in its own name, in Lessor's name or both. That agreement remains in full force and effect and its terms shall apply to the lands covered by this Lease, as well as the lands referred to in that agreement.

         (d) Except as described in the following sentence, this Lease does not affect an agreement between the parties dated January 2, 1923, by which Lessor, among other things, sold Lessee all the improvements connected with the mining, coking and manufacturing operations on the Stonega Reservation and all the personal property on the Stonega and Dunbar Reservations. Lessee's holding of the Stonega and Dunbar Reservations will no longer be governed by the terms and conditions set out in paragraph seventh of that January 2, 1923 agreement, but instead will be governed by the terms and conditions of this Lease.

         IN THE PRESENCE of the persons whose signatures appear below, this Amendment and Restatement of Lease has been properly executed by the respective parties on the date first above written.

                                        PENN VIRGINIA COAL COMPANY


                                        By:  /s/ Kenneth D. Horton
                                             President



                                        WESTMORELAND COAL COMPANY


                                        By:  /s/ Gregory M. Daniels
                                             President
                                             Virginia Division

                                   EXHIBIT P

                             STOCK OPTION AGREEMENT

                 This STOCK OPTION AGREEMENT (the "Stock Option Agreement"), is made as of this 15th day of May, 1996, between PENN VIRGINIA EQUITIES CORPORATION, a Delaware corporation ("PVEC"), and WESTMORELAND COAL COMPANY, a Delaware corporation ("WCC").

                                   BACKGROUND

                 A. PVEC, WCC and Morrison-Knudsen Company, Inc. ("MK") each own shares of the common stock, par value $1 per share (the "Common Stock"), of Westmoreland Resources, Inc., a Delaware corporation ("WRI").

                 B. PVEC, WCC and MK are parties to a stockholders agreement dated September, 1976 (the "WRI Agreement") which restricts the right of the shareholders of WRI to transfer their WRI stock freely.

                 C. PVEC and WCC and Penn Virginia Coal Company, a Virginia corporation , have entered into an agreement (the "Agreement") dated May 14, 1996, which Agreement, among other things provides that PVEC will grant to WCC the option contained herein.

                                     TERMS

                 NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                 1. Grant of Option. PVEC hereby grants to WCC an option (the "Purchase Option") to purchase 1600 shares of Class IV Common Stock owned by PVEC (including any other capital stock of WRI or any successor or assign of WRI (whether by merger, consolidation, sale of assets or otherwise) into which such shares of Common Stock have been or may be converted, adjusted to reflect and include any stock dividend or distribution payable upon, or split, reverse split, recapitalization, reclassification, subdivision or combination of, any such Common Stock, collectively, the "Option Shares") being all the stock or shares of any kind, classification or denomination of WRI owned by PVEC, at an exercise price of $3,000,000 (the "Exercise Price").

                 2. Duration and Exercise of Purchase Option. The Purchase Option shall be exercisable commencing on the date hereof and terminating on the eighteen (18) month anniversary of the date hereof (the "Option Period"). The Purchase Option may be exercised in whole (but not in part) at any time during the Option Period and may only be accomplished by written notice to PVEC accompanied by payment in full of the Exercise Price during the Option Period; provided, that in the event that, (a) the Purchase Option is properly exercised during the Option Period and, (b) all notices required to be given to the shareholders of WRI and/or all other actions required to be taken under the WRI Agreement are timely given and taken as provided in the WRI Agreement, the Purchase Option may be consummated after the expiration of the Option Period but no later than three (3) business days after any such shareholder's first refusal rights have expired without extension thereof and; provided, further that PVEC shall not be required to deliver the Option Shares to WCC if such delivery would constitute a violation of the Securities Act of 1933 (the "Securities Act") or the securities laws of any state or if PVEC has not theretofore received from MK (or its assignee of MK's rights under the WRI Agreement) a waiver of its first refusal rights to participate in the transfer of the Option Shares or an acknowledgment from WRI that MK's first refusal rights have expired.

                 3. Put Option. If at any time during the Option Period and prior to the exercise of the Purchase Option, WCC acquires any shares of Common Stock (a "New Acquisition"), WCC shall notify PVEC of such New Acquisition in writing within ten (10) days after the date thereof. PVEC shall have the right, exercisable within thirty (30) days after PVEC's receipt of notice or other discovery that WCC has consummated a New Acquisition, to require WCC to purchase the Option Shares at the Exercise Price (the "Put Option"). The Put Option shall be exercised by written notice delivered by PVEC to WCC. WCC shall deliver the Exercise Price to PVEC within ten (10) days after receipt of such notice from PVEC.

                 4. Delivery of Certificate. Upon exercise of the Purchase Option or the Put Option, and PVEC's receipt of the Exercise Price, PVEC shall deliver a certificate or certificates representing the Option Shares, together with a duly executed stock power, to WCC. At the time of delivery the Option Shares shall be free and clear of all liens and encumbrances other than those created by the securities laws or by the WRI Agreement.

                 5. Purchase for Investment. WCC represents and warrants as follows:

                          5.1     Upon exercise of the Purchase Option or Put
Option, the Option Shares will be purchased by WCC for investment, and not with a view to any distribution thereof that would violate the Securities Act, or the applicable securities laws of any state; and WCC will not distribute the Option Shares in violation of the Securities Act or the applicable securities laws of any state.

                          5.2     WCC understands that the Option Shares have
not been registered under the Securities Act or the securities laws of any state and must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or unless an exemption from such registration becomes or is available.

                 Upon exercise of the Purchase Option or the Put Option, WCC shall deliver to PVEC a representation letter to the effects set forth in this
Section 5.

                 6. General. The following provisions are an integral part of this Stock Option Agreement:

                          6.1     At any time, and from time to time, each
party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Stock Option Agreement.

                          6.2     Any failure on the part of any party hereto
to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

                          6.3     The section and subsection headings in this
Stock Option Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Stock Option Agreement.

                          6.4     This Stock Option Agreement may be executed
simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                          6.5     This Stock Option Agreement is the entire
agreement of the parties with respect to the subject matter hereof. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

                          6.6     This Stock Option Agreement shall be governed
by the laws of the State of Delaware without giving effect to any conflicts of laws principles.

                          6.7     This Stock Option Agreement shall be binding
upon and shall inure to the benefit of the successors and assigns of the parties hereto, provided, however, that the Purchase Option shall not be assignable by PVEC, nor shall it be assignable by WCC except to a parent which holds 100% of the outstanding stock of WCC (either directly or indirectly), a wholly-owned subsidiary of WCC (whether direct or indirect) or an entity which is wholly-owned by any such parent (either directly or indirectly).

                          6.8     If any provision of this Stock Option
Agreement shall be found to be void, voidable or unenforceable, the remaining provisions shall nevertheless remain in force.

                          6.9     This Stock Option Agreement shall not be
modified except by an instrument in writing, signed by the parties hereto.

                          6.10    If either party shall breach this Stock
Option Agreement, the defaulting party shall pay reasonable attorney's fees and costs to the prevailing party for the enforcement of this Stock Option Agreement, whether or not legal process is commenced.

                          6.11    All notices or other communications required
or permitted to be given hereunder shall be in writing and shall be deemed delivered: if hand delivered, when delivered; if mailed by registered or certified mail, postage prepaid, five (5) days after deposited in the mail; if by overnight express delivery service, the next business day; or if by facsimile, upon receipt of electronic confirmation of delivery, at the addresses set forth below, unless such address is changed by written notice hereunder.

                          If to PVEC:

                          HAND DELIVERY/EXPRESS MAIL/TELECOPY:
                          1105 North Market Street
                          Suite 1300
                          Wilmington, DE  19801
                          Attention:  A. James Dearlove
                          Telecopy Number:  (302) 427-7388

                          U.S. MAIL:
                          P.O. Box 8985
                          Wilmington, DE  19899

                          If to WCC:

                          14th Floor
                          2 North Cascade Avenue
                          Colorado Springs, CO  80803
                          Attention:  President
                          Telecopy Number:  (719) 448-5875

                 6.12     Time is of the essence of this Stock Option
Agreement.

                 6.13 Either party may specifically enforce its rights under this Agreement.

         7. Waiver of Rights. PVEC agrees that if at any time during the Option Period WCC shall obtain the rights to acquire by option, purchase agreement or otherwise, any Common Stock owned by any person other than PVEC, PVEC hereby waives any rights it may have to participate in such a transaction pursuant to the WRI Agreement either on behalf of WRI or in its capacity as a shareholder of WRI.


                 IN WITNESS WHEREOF, the parties hereto have caused this Stock Option Agreement to be duly executed and delivered on the day and year first above written.


                                        PENN VIRGINIA EQUITIES CORPORATION


                                        By:  /s/ A. James Dearlove
                                             President


                                        WESTMORELAND COAL COMPANY


                                        By:  /s/  Robert J. Jaeger
                                             Senior Vice President